UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 4, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Condensed Interim Consolidated Financial Statements
Notes
Supervisory Board member and remunerations changes
Managing Board changes
Review report
Quarterly summary
Siemens financial calendar

Introduction
Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with § 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2008, which includes detailed analysis of our operations and activities.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures

Interim group management report
Overview of financial results for the third quarter of fiscal 2009
(Three months ended June 30, 2009)
•	Siemens’ strong order backlog softened the impact of the global recession on revenue and profit. Backlog for the Sectors totaled €84.3 billion.

•	Third-quarter revenue of €18.348 billion was 4% lower than in the prior-year quarter.

•	Orders of €17.160 billion were well below the prior-year level, due in part to a high basis of comparison that included exceptionally large orders at Mobility. The book-to-bill ratio was 0.94.

•	Lower revenue held back Total Sectors profit at €1.667 billion, despite a 40% increase in Sector profit in Energy.

•	Net income was €1.317 billion, an increase from the second quarter but a decline compared to the strong third quarter of fiscal 2008.

•	Free cash flow declined due in part to substantial outflows related to previously reported project reviews and initiatives to safeguard profitability.
Another quarter of macroeconomic contraction. The world economy remained in recession in our fiscal third quarter (April through June), with particularly strong impacts on the manufacturing sector. During the third quarter, the economic research institute IHS Global Insight, Inc. reduced its forecast for global gross domestic product (GDP) growth for 2009 to a negative 2.6%. The Purchasing Managers’ Index (PMI) in the U.S. and the Euro-Zone PMI in Europe showed sharp declines compared to the June quarter a year earlier, as did order intake data released by the German Federation of Engineering Industries (VDMA). In the final month of the quarter, these indices and other economic data began to show that the contraction is slowing in some regions and industries, even as it deepens in others. Given these mixed signals, it remains difficult to anticipate how the macroeconomic environment will affect the markets relevant for Siemens.
Modest revenue decline despite challenging conditions. Third-quarter revenue was €18.348 billion, down 4% from the third quarter a year earlier. Our strong order backlog had a significant stabilizing effect on revenue during an unusually challenging quarter for the world economy. The Energy Sector delivered double-digit revenue growth, while Healthcare grew organically and also benefited from positive currency translation effects. These increases were more than offset by a broad-based revenue decline in Industry, in particular at its shorter-cycle businesses which are more exposed to macroeconomic cycles.
On a geographic basis, revenue grew 5% in Asia, Australia on double-digit growth in China. In the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, revenue declined 9%, including sharply lower revenue in Industry, particularly in Germany, as well as successful streamlining of Other Operations.

Significant demand cutbacks in a recessionary economy. The global macroeconomic and financing environment reduced customer demand in all Sectors, including further postponements of potential new contracts. As a result, order intake was down 28% and the book-to-bill ratio was 0.94 in the third quarter. On an organic basis, excluding currency translation effects and portfolio transactions, revenue declined by 4% and orders came in 27% lower compared to the prior-year quarter. The total backlog for our three Sectors was €84.3 billion.
Order intake was influenced most strongly by Industry, which saw demand fall sharply from a high basis of comparison in the prior-year period which included exceptionally large orders at Mobility. Customer postponements of new projects limited the available market for contract wins at Energy, and Healthcare orders came in just below the prior-year level including beneficial currency translation effects.
On a geographic basis, market conditions for new orders weakened in all regions, with the sharpest declines in the Americas and Europe, C.I.S., Africa, Middle East. A high basis of comparison, including large orders at Renewable Energy and Mobility, contributed to the year-over-year decline in the Americas. Demand cutbacks in Europe, C.I.S., Africa, Middle East were more broad-based.
Economic downturn reduces Total Sectors profit. Total Sectors profit for the third quarter declined 21% year-over-year. The economic downturn substantially reduced revenue in Industry, and volume-driven declines in profitability took its Sector profit down sharply. Energy achieved a 40% increase in profit year-over-year on a combination of economies of scale, improvements in project execution and improved business mix. In an otherwise strong quarter, Healthcare reported lower profit due to a provision of €128 million for additional costs related to particle therapy contracts. All three Sectors reduced their expenses for marketing, selling and general administration (SG&A) compared to the prior-year quarter.
Disposals partially offset decline in Total Sectors profit. Income from continuing operations was €1.224 billion, a 17% decrease compared to the prior-year period. Basic EPS on a continuing basis declined to €1.35 from €1.61 a year earlier. The major factor in this decrease was lower Total Sectors profit. In addition, centrally carried pension costs increased and Other Operations posted a wider loss due primarily to the electronics assembly business. Gains on sales of real estate increased compared to the prior-year quarter, and profit from Equity Investments was higher due to the sale of our stake in Fujitsu Siemens Computers (Holding) B.V. (FSC) to Fujitsu Limited.
Positive contribution from discontinued operations. Net income of €1.317 billion included €93 million in income from discontinued operations, related mainly to a positive effect of €154 million from a settlement in connection with the sale of a stake in the enterprise networks business. Net income a year earlier was €1.419 billion, including a loss from discontinued operations of €56 million. EPS in the current quarter was €1.45 compared to €1.55 in the prior-year period.

Modest decline in Free cash flow at Sector level. Free cash flow declined to €1.689 billion at the Sector level, due to substantial cash outflows related to previously disclosed charges stemming from project reviews and structural initiatives in fiscal 2008. Free cash flow from continuing operations was lower than in the prior-year period, which benefited from cash inflows related to Corporate Treasury activities. For comparison, the current quarter included the cash outflows mentioned above as well as outlays for the global SG&A program and higher payments for income taxes.
ROCE declines on lower income. On a continuing basis, ROCE for the third quarter of fiscal 2009 declined to 11.7% from 14.7% in the prior-year period. This was mainly due to lower income from continuing operations in the current period.
Pension plan underfunding decreases sequentially. The estimated underfunding of our principal pension plans as of June 30, 2009, amounted to €5.0 billion, compared to an underfunding of €2.5 billion as of September 30, 2008 and €5.3 billion as of March 31, 2009. The change in funded status since the end of the second quarter is due primarily to a positive return on plan assets. The positive investment return more than compensated for an increase in our estimated defined benefit obligation (DBO). The DBO rose with accrued service and interest costs as well as a decrease in the discount rate assumption as of June 30, 2009.
Change in long-term credit rating. On June 5, 2009, Standard & Poor’s changed its long-term credit rating for Siemens from “AA-” to “A+”. Moody’s Investors Service did not change its ratings related to Siemens. We expect no significant impact on our funding costs as a consequence of the downgrade by Standard & Poor’s.

Results of Siemens
Results of Siemens — Three months ended June 30, 2009
The following discussion presents selected information for Siemens for the third quarter of fiscal 2009:
New orders and revenue
Revenue declined to €18.348 billion, down 4% from the third quarter a year earlier. While our strong order backlog had a significant stabilizing effect on revenue, weak conditions in the global macroeconomic and financing environment cut new demand in all Sectors, including further postponements of potential new contracts. Together with a higher level of large orders in the prior-year period, this took order intake down by 28%. The book-to-bill ratio came in below 1 for the quarter, reducing the total order backlog for the three Sectors to €84.3 billion. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue declined by 4% and orders came in 27% lower compared to the prior-year period.

	New Orders (location of customer)
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	9,571	13,514	(29)%	(25)%	(2)%	(2)%
therein Germany	2,327	3,328	(30)%	(29)%	0%	(1)%
Americas	4,322	6,136	(30)%	(34)%	5%	(1)%
therein U.S.	3,008	4,576	(34)%	(42)%	9%	(1)%
Asia, Australia	3,267	4,027	(19)%	(22)%	3%	0%
therein China	1,077	1,455	(26)%	(33)%	7%	0%
therein India	592	643	(8)%	(6)%	(2)%	0%
Siemens	17,160	23,677	(28)%	(27)%	1%	(2)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Orders related to external customers decreased substantially in the third quarter of fiscal 2009 on declines in all three Sectors. The Industry Sector — our largest Sector — saw orders decline by more than 40% compared to the prior-year period, on double-digit decreases in all Divisions, led by Mobility, Drive Technologies and Industry Solutions. The decline in most Industry Divisions was driven by weaker demand due to the global macroeconomic conditions. In contrast, the change at Mobility was due primarily to an exceptionally high basis of comparison in the third quarter a year earlier, which included a €1.4 billion order from the Belgian state railway system. In the Energy Sector, customer postponements of potential new projects limited the available market for contract wins, leading to a decline of 15% for the Sector year-over-year. While order intake was lower at nearly all Divisions in Energy, this effect was most noticeable at Oil & Gas. Healthcare orders came in just below the prior-year level, benefiting from positive currency translation effects. In addition, due primarily to substantial dispositions and other streamlining actions, orders at Other Operations declined significantly in the current period.
In the region Europe, C.I.S., Africa, Middle East - our largest reporting region — orders decreased 29%, driven by a sharp decline in the Industry Sector. Healthcare orders were also lower in this region year-over-year. Energy came in level compared to the prior-year period, as a higher volume of large orders at Renewable Energy and Fossil Power Generation offset lower demand in other Divisions. Orders at Renewable Energy included a contract to supply 175 wind turbines for the “London Array” — projected as the world’s largest offshore wind-farm. In the Americas, a high basis of comparison, including greater volume from major orders at Renewable Energy and Mobility, contributed to the year-over-year order decline of 30%. Despite strong positive currency translation effects from the U.S., orders in this region came in lower in all three Sectors. On an organic basis, orders declined 34% in the Americas and 42% in the U.S. In Asia, Australia orders declined 19% year-over-year due to decreases in Industry and Energy, while Healthcare orders came in higher. Orders declined sharply in China compared to the prior-year quarter, driven by lower demand at Industry Solutions, Fossil Power Generation and Power Transmission. The effect of this decline was partially offset by significant positive currency translation effects. The order decline in India was less severe due primarily to a major contract win at Power Transmission in the current period.

	Revenue (location of customer)
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	10,068	11,035	(9)%	(4)%	(2)%	(3)%
therein Germany	2,612	3,260	(20)%	(19)%	0%	(1)%
Americas	4,922	4,935	0%	(8)%	9%	(1)%
therein U.S.	3,742	3,617	3%	(10)%	14%	(1)%
Asia, Australia	3,358	3,212	5%	1%	4%	0%
therein China	1,376	1,213	13%	5%	9%	(1)%
therein India	386	491	(21)%	(22)%	(2)%	3%
Siemens	18,348	19,182	(4)%	(4)%	2%	(2)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Revenue related to external customers declined 4% compared to the prior-year quarter, as increases in Energy and Healthcare were more than offset by a broad-based revenue decline in Industry. In the Industry Sector, revenue decreased 13%, led by sharp declines particularly in the Sector’s shorter-cycle businesses at Industry Automation, Drive Technologies and OSRAM. Energy delivered double-digit revenue growth by executing projects in its substantial order backlog, most notably at Fossil Power Generation, Power Transmission and Renewable Energy. A revenue increase of 7% in Healthcare benefited from positive currency translation effects that added 5 percentage points to organic revenue growth. Revenue from Other Operations again declined significantly, due primarily to our continued streamlining actions.
In Europe, C.I.S., Africa, Middle East, third-quarter revenue decreased by 9% year-over-year, including sharply lower revenue in the Industry Sector driven particularly by declines in the Sector’s shorter-cycle businesses. Energy produced a double-digit rise in revenue, while Healthcare revenue came in slightly above the prior-year quarter. In addition, continued streamlining of Other Operations again had a strong effect on revenue development in the region. Lower revenue in Germany was due primarily to substantial declines at Drive Technologies and Industry Automation. In the Americas, revenue came in level with the prior-year period, benefiting from strong positive currency translation effects from the U.S. Revenue increases in Healthcare and Energy in the region were offset by lower revenue in Industry. In the Asia, Australia region, Energy and Healthcare delivered double-digit increases, while the Industry Sector came in below the prior-year level. As a result, revenue rose 5% overall, including double-digit growth in China, which benefited from strong positive currency translation effects. Revenue fell in India compared to a high basis a year earlier.
Consolidated Statements of Income

	Three months
	ended June 30,
(€ in millions)	2009	2008	% Change
Gross profit on revenue	4,981	5,876	(15)%
as percentage of revenue	27.1%	30.6%
Gross profit for the third quarter decreased 15% compared to the same period a year earlier, due primarily to a sharp decline in the Industry Sector. Volume-driven reductions in capacity utilization, in particular at Industry Automation, Drive Technologies and OSRAM, continued to reverse economies of scale achieved in prior-year periods.

Healthcare also posted lower gross profit compared to the prior-year quarter, including the charge of €128 million related to particle therapy contracts mentioned above. In contrast, Energy significantly improved its gross profit year-over-year, including higher gross profits and gross profit margins at most Divisions, particularly at Fossil Power Generation. In combination, these factors resulted in a gross profit margin of 27.1% for Siemens overall, down from 30.6% in the third quarter a year earlier.

	Three months
	ended June 30,
(€ in millions)	2009	2008	% Change
Research and development expenses	(989)	(916)	8%
as percentage of revenue	5.4%	4.8%	—
Marketing, selling and general administrative expenses	(2,586)	(3,195)	(19)%
as percentage of revenue	14.1%	16.7%	—
Other operating income	597	259	131%
Other operating expense	(206)	(144)	43%
Income from investments accounted for using the equity method, net	(97)	74	—
Financial income (expense), net	(38)	94	—
Research and development (R&D) expenses increased to €989 million, from €916 million in the third quarter of fiscal 2008, led by higher outlays in Energy. R&D expenses as a percentage of revenue rose to 5.4% from 4.8% a year earlier. Marketing, selling and general administrative (SG&A) expenses declined to €2.586 billion, or 14.1% of revenues, from €3.195 billion or 16.7% of revenue in the prior-year period, including lower expenses in all Sectors.
Other operating income increased to €597 million in the third quarter, compared to €259 million in the same period a year earlier. The current quarter included a €309 million gain on the sale of our stake in FSC to Fujitsu Limited and a gain of €221 million from the sale of residential real estate holdings. For comparison, Other operating income in the prior-year period included a pre-tax gain of 113 million on the sale of the wireless modules business in the Industry Sector. Other operating expense was €206 million, up from €144 million in the third quarter a year earlier. The current period includes a charge of €54 million related to a global settlement agreement with the World Bank Group. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities decreased to €8 million from €106 million in the third quarter a year earlier.
Income from investments accounted for using the equity method, net was a negative €97 million, down from a positive €74 million in the prior-year period. The change was due mainly to an equity investment loss of €121 million related to Enterprise Networks Holding B.V. (EN) in the current quarter. In addition, the equity investment loss related to Nokia Siemens Networks B.V. (NSN) increased to €72 million from a loss of €21 million in the third quarter a year ago.
Financial income (expense), net decreased to a negative €38 million, down from a positive €94 million in the third quarter of the prior fiscal year. Within this change, Income (expense) from pension plans and similar commitments, net, swung from a positive €37 million in the prior-year period to a negative €53 million, due to higher interest cost and lower expected return on plan assets.

	Three months
	ended June 30,
(€ in millions)	2009	2008	% Change
Income from continuing operations before income taxes	1,662	2,048	(19)%
Income taxes	(438)	(573)	(24)%
as percentage of income from continuing operations before income taxes	26%	28%	—
Income from continuing operations	1,224	1,475	(17)%
Income (loss) from discontinued operations, net of income taxes	93	(56)	—
Net income	1,317	1,419	(7)%
Net income attributable to minority interest	57	45	—
Net income attributable to shareholders of Siemens AG	1,260	1,374	(8)%
Income from continuing operations before income taxes was €1.662 billion in the third quarter, compared to €2.048 billion in the same period a year earlier. The change year-over-year was due to the factors mentioned above, primarily including lower gross profit partly offset by a broad-based reduction in SG&A expenses. The effective tax rate on income from continuing operations was 26%. The reduction compared to 28% in the prior-year period stemmed mainly from the tax-free gain on the sale of our stake in FSC, partly offset by the negative swing in Income (loss) from investments accounted for using the equity method. As a result, Income from continuing operations after taxes was €1.224 billion, down from €1.475 billion in the third quarter of fiscal 2008.
Discontinued operations include former Com activities as well as Siemens VDO Automotive (SV), which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current quarter was a positive €93 million, related mainly to a positive effect of €154 million from a settlement in connection with the sale of a stake in the enterprise networks business. For comparison, discontinued operations posted a loss of €56 million in the third quarter a year earlier. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
Net income for Siemens in the third quarter was €1.317 billion, compared to €1.419 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €1.260 billion, down from €1.374 billion in the third quarter of fiscal 2008.

Results of Siemens — Nine months ended June 30, 2009
The following discussion presents selected information for Siemens for the first nine months of fiscal 2009:
New orders and revenue
In the first nine months of fiscal 2009, revenue rose 2% compared to the prior-year-period, to €56.937 billion, while orders came in at €60.244 billion, down 15% from the same period a year earlier. This resulted in a book-to-bill ratio of 1.06. On an organic basis, excluding the net effect of currency translation and portfolio transactions, nine-month revenue rose 3% year-over-year and orders decreased by 14%.

	New Orders (location of customer)
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	33,426	41,115	(19)%	(15)%	(2)%	(2)%
therein Germany	9,497	10,619	(11)%	(10)%	0%	(1)%
Americas	14,487	18,072	(20)%	(25)%	6%	(1)%
therein U.S.	10,718	13,425	(20)%	(28)%	9%	(1)%
Asia, Australia	12,331	12,103	2%	(1)%	3%	0%
therein China	4,190	4,255	(2)%	(11)%	9%	0%
therein India	1,737	1,832	(5)%	0%	(5)%	0%
Siemens	60,244	71,290	(15)%	(14)%	1%	(2)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Orders related to external customers decreased in the first nine months of fiscal 2009, driven by declines in Industry and Energy. In the Industry Sector, order intake decreased 22% compared to the prior-year period. All Divisions in the Sector reported lower orders, led by declines at Drive Technologies, Industry Solutions and Industry Automation. Due in part to customer postponements of potential new projects, the Energy Sector saw orders fall 10% from the high level of the first nine months a year earlier, driven primarily by lower demand at Oil & Gas, Power Transmission and Power Distribution. Orders rose 3% in the Healthcare Sector, strongly benefiting from positive currency translation effects from the U.S. In addition, orders at Other Operations declined significantly due to continued streamlining actions.
In Europe, C.I.S., Africa, Middle East, orders declined 19% primarily on decreases in Industry and Energy, while Healthcare orders came in near the level of the first nine months a year earlier. While declines at all Divisions contributed to the substantially lower order volume in Industry, higher demand at Renewable Energy, driven by a number of large orders in the current period, limited the drop in order intake in the Energy Sector in this region. In Germany, major contract wins at Mobility and Renewable Energy softened the impact of a broad-based decline in other Divisions and continued streamlining actions at Other Operations. In the Americas, orders decreased 20% despite strong positive currency translation effects from the U.S. Within the region, the contraction of order intake was strongest in Energy, mainly due to a lower volume from major orders at Renewable Energy compared to first nine months of fiscal 2008. With a higher volume from large orders at Mobility in the prior-year period, orders in Industry also declined by double digits, while Healthcare orders came in just above the prior-year level. In Asia, Australia, orders rose 2% on substantial increases in Energy, including new orders for energy infrastructure in Iraq, and higher order intake in Healthcare. Orders in the Industry Sector declined in the region, due primarily to lower demand at Industry Solutions and Drive Technologies. In both China and India, a general decline in demand was somewhat offset by major orders. In addition, China benefited from significant positive currency translation effects.

	Revenue (location of customer)
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	31,538	31,990	(1)%	4%	(2)%	(3)%
therein Germany	8,588	9,333	(8)%	(6)%	0%	(2)%
Americas	15,654	14,519	8%	0%	9%	(1)%
therein U.S.	11,944	10,802	11%	(1)%	13%	(1)%
Asia, Australia	9,745	9,167	6%	3%	3%	0%
therein China	3,791	3,429	11%	2%	10%	(1)%
therein India	1,149	1,287	(11)%	(6)%	(6)%	1%
Siemens	56,937	55,676	2%	3%	1%	(2)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Revenue related to external customers rose 2% in the first nine months of fiscal 2009, as all Divisions in Energy and Healthcare reported higher revenue. Fossil Power Generation and Renewable Energy were the primary drivers for a 20% revenue increase in Energy. Benefiting from substantial positive currency translation effects, Healthcare revenue rose 9% compared to the first nine months of fiscal 2008, due primarily to growth at Imaging & IT and Diagnostics. The Industry Sector came in 5% below the level of the prior-year period, as declines at Industry Automation, Drive Technologies and OSRAM offset increases at the other Divisions. In addition, streamlining of Other Operations continued to significantly reduce revenue year-over-year.
In Europe, C.I.S., Africa, Middle East, revenue declined 1% year-over-year, held back by negative currency translation and portfolio effects, the latter due mainly to continued streamlining of Other Operations. Sector revenue in the region rose by double digits in Energy and at a lower rate in Healthcare, and decreased in the Industry Sector. Revenue in Germany declined 8% in the first nine months, due primarily to lower demand particularly in the short-cycle businesses of the Industry Sector and continued streamlining actions within Other Operations. In the Americas, revenue rose 8%, due almost exclusively to significant positive currency translation effects from the U.S. Revenue growth in the region was strongest in the Energy Sector, including double-digit increases in all Divisions. Healthcare also reported double-digit growth in the Americas, while revenue in Industry fell primarily on declines at OSRAM and Industry Automation. Asia, Australia saw a 6% expansion in revenue on growth in all Sectors, led by Energy and Healthcare. While revenue growth in China benefited substantially from positive currency translation effects, a revenue decline in India was due primarily to Drive Technologies and Oil & Gas.
Consolidated Statements of Income

	Nine months
	ended June 30,
(€ in millions)	2009	2008	% Change
Gross profit on revenue	15,582	16,097	(3)%
as percentage of revenue	27.4%	28.9%
Gross profit for the first nine months of fiscal 2009 decreased 3% compared to the prior-year period, as a strong gross profit increase in the Energy Sector was more than offset by substantially lower gross profit in Industry, a decline in Healthcare, and a sharp drop at Other Operations due to the continuing streamlining actions. The increase in the Energy Sector included revenue-driven gross profit growth at all Divisions, led by Fossil Power Generation which included substantial project charges in the prior-year period. Lower gross profit in Industry was due primarily to revenue-driven declines at Industry Automation, OSRAM and Drive Technologies. Gross profit in Healthcare in the first nine months of fiscal 2009 was impacted by charges of €169 million related to particle therapy contracts. In combination, these factors led to a decline in gross profit margin for Siemens overall, which came in at 27.4% compared to 28.9% a year earlier.

	Nine months
	ended June 30,
(€ in millions)	2009	2008	% Change
Research and development expenses	(2,875)	(2,681)	7%
as percentage of revenue	5.0%	4.8%	—
Marketing, selling and general administrative expenses	(7,974)	(9,493)	(16)%
as percentage of revenue	14.0%	17.1%	—
Other operating income	881	636	39%
Other operating expense	(491)	(607)	(19)%
Income from investments accounted for using the equity method, net	(29)	283	—
Financial income (expense), net	(362)	119	—
R&D expenses increased to €2.875 billion, or 5.0% of revenue, from €2.681 billion, or 4.8% of revenue a year earlier, led by higher outlays in Energy and Industry. SG&A expenses declined substantially to €7.974 billion, or 14.0% of revenue, from €9.493 billion, or 17.1% of revenue in the prior-year period, including lower expenses in all three Sectors.
Other operating income for the first nine months was €881 million, compared to €636 million in the prior-year period. The increase was due primarily to a gain on the sale of our stake in FSC in the current period. For comparison, the prior-year period included a gain of €113 million on the sale of the wireless modules business. Gains from sales of real estate for the first nine months were also higher year-over-year, including the third-quarter gain from the sale of residential real estate holdings mentioned above. Other operating expense came in below the level of the first nine months a year earlier. This was due primarily to substantially lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which totaled €90 million in the current period compared to €347 million in the first nine months a year earlier. Impairments of goodwill were lower in the current period, as the prior-year period included a goodwill impairment of €70 million related to a building and infrastructure business, 50% of which was divested between the periods under review. In addition, the current period included the above-mentioned third-quarter charge related to a global settlement agreement with the World Bank Group, and expenses related to the divestment of an industrial manufacturing unit in Austria, which was included in Other Operations.
Income from investments accounted for using the equity method, net was a negative €29 million, down from a positive €283 million in the prior-year period. The current period included an equity investment loss of €119 million related to EN. In addition, the equity investment loss related to NSN increased to €215 million from a loss of €103 million in the first nine months a year earlier.
Financial income (expense), net decreased to a negative €362 million in the first nine months of fiscal 2009, down from a positive €119 million a year earlier. This change is due mainly to Income (expense) from pension plans and similar commitments, net, which swung from a positive €108 million in the prior-year period to a negative €169 million, due to higher interest cost and lower expected return on plan assets. The current period also includes higher expenses for allowances and write offs of finance receivables as well as higher interest-related expenses associated with asset retirement obligations.

	Nine months
	ended June 30,
(€ in millions)	2009	2008	% Change
Income from continuing operations before income taxes	4,732	4,354	9%
Income taxes	(1,293)	(1,236)	5%
as percentage of income from continuing operations before income taxes	27%	28%	—
Income from continuing operations	3,439	3,118	10%
Income from discontinued operations, net of income taxes	121	5,188	(98)%
Net income	3,560	8,306	(57)%
Net income attributable to minority interest	135	116	—
Net income attributable to shareholders of Siemens AG	3,425	8,190	(58)%

Income from continuing operations before income taxes was €4.732 billion for the first nine months, compared to €4.354 billion for the same period a year earlier. The change year-over-year was due to the factors mentioned above, primarily the broad-based reduction in SG&A expenses partly offset by lower gross profit and a negative swing in Financial income. The effective tax rate on income from continuing operations was 27%, down from 28% in the prior-year period. As a result, income from continuing operations after taxes was €3.439 billion, up from €3.118 billion in the first nine months of fiscal 2008.
Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current period was €121 million, compared to €5.188 billion a year earlier. The difference is due mainly to €5.4 billion in the prior-year period related to SV, including operating results along with a substantial gain on the sale of the business. Discontinued operations in the first nine months a year earlier also included severance charges and an impairment of long-lived assets at the enterprise networks business. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
Net income for Siemens in the first nine months was €3.560 billion, compared to €8.306 billion in the same period a year earlier, with the difference due primarily to discontinued operations as discussed above. Net income attributable to shareholders of Siemens AG was €3.425 billion, down from €8.190 billion in the prior-year period.
Portfolio activities
In April 2009, we closed the sale of our stake of 50% in FSC to Fujitsu Limited. The transaction resulted in a preliminary gain, net of related costs of €327 million, of which €18 million was recognized in the first quarter of fiscal 2009.
We completed certain other portfolio transactions during the first nine months of fiscal 2009 which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Condensed Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry — Three months ended June 30, 2009

	Sector*
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted**	Currency	Portfolio
Profit	534	1,162	(54)%
Profit margin	6.6%	12.5%
New orders	6,597	11,408	(42)%	(42)%	1%	(1)%
Revenue	8,129	9,321	(13)%	(14)%	2%	(1)%

*	The electronics assembly systems business has been transferred to Other Operations and therefore the financial information for prior periods presented in this table as well as the tables below has been adjusted accordingly. The adjustments affect the numbers presented for the Sector and the Drive Technologies Division.

**	Excluding currency translation and portfolio effects.
In the third quarter, the Industry Sector saw substantial production cutbacks in key customer industries. With an exceptionally high level of orders in the prior-year period, this resulted in a 42% decline in third-quarter orders year-over-year. While Industry’s order backlog decreased by €2 billion during the quarter, to €29.8 billion, it still provided a strong stabilizing influence in holding the Sector’s revenue decline to 13%. Lower revenue had a significant effect on profitability at Industry Automation, Drive Technologies and OSRAM, due to reduced capacity utilization and a less favorable product mix compared to the prior-year period. This more than offset stable margins at Building Technologies and Industry Solutions and another quarter of profitable growth at Mobility. Profit for Industry overall declined by more than half compared to the prior-year period. While Mobility is well positioned for growth, overall market conditions for the Industry Sector remain challenging.

	New Orders by Divisions
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	1,540	2,214	(30)%	(29)%	1%	(2)%
Drive Technologies	1,358	2,307	(41)%	(42)%	1%	0%
Building Technologies	1,360	1,512	(10)%	(14)%	2%	2%
OSRAM	911	1,109	(18)%	(18)%	4%	(4)%
Industry Solutions	1,170	2,040	(43)%	(44)%	1%	0%
Mobility	880	2,952	(70)%	(70)%	0%	0%

*	Excluding currency translation and portfolio effects.

	Revenue by Divisions
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	1,574	2,202	(29)%	(27)%	1%	(3)%
Drive Technologies	1,699	2,164	(21)%	(22)%	1%	0%
Building Technologies	1,406	1,442	(2)%	(7)%	3%	2%
OSRAM	911	1,109	(18)%	(18)%	4%	(4)%
Industry Solutions	1,562	1,728	(10)%	(12)%	2%	0%
Mobility	1,590	1,403	13%	12%	1%	0%

*	Excluding currency translation and portfolio effects.

	Profit and Profit Margin by Divisions
	Profit			Profit Margin
	Three months			Three months
	ended June 30,			ended June 30,
(€ in millions)	2009	2008	%Change	2009	2008
Industry Automation	85	467	(82)%	5.4%	21.2%
Drive Technologies	171	363	(53)%	10.1%	16.8%
Building Technologies	84	95	(12)%	6.0%	6.6%
OSRAM	8	111	(93)%	0.9%	10.0%
Industry Solutions	90	98	(8)%	5.8%	5.7%
Mobility	98	39	151%	6.2%	2.8%
     Challenges increased for Industry Automation in the third quarter, including a deeper downturn in the Division’s large factory automation market. As a result, third-quarter revenue and orders fell 29% and 30%, respectively, compared to the prior-year quarter. Europe, C.I.S., Africa, Middle East, the Division’s largest regional market, posted the strongest decline. With a corresponding decrease in capacity utilization and less favorable product mix, Industry Automation saw profits and profit margins fall in all business units. For comparison, profit in the prior-year period benefited from a gain of €113 million from the sale of the Division’s wireless modules business. Both periods include margin impacts related to the Division’s purchase of UGS Corp. (UGS) in fiscal 2007. Purchase price accounting (PPA) effects were €34 million in the current quarter and €36 million in the prior-year period. The third quarter a year ago also included integration costs of €5 million.
     Drive Technologies was increasingly affected by a deepening downturn in the machine-building industry. Third-quarter revenue decreased 21% year-over-year, particularly including the Division’s shorter-cycle businesses. Lower capacity utilization and a less favorable product mix took profit down by more than half compared to the prior-year period. Both periods include margin impacts related to the Division’s purchase of Flender Holding GmbH (Flender) in fiscal 2005. PPA effects were €9 million in the current quarter and €10 million in the prior-year period. Third-quarter orders came in 41% lower than a year earlier.
     Building Technologies converted its order backlog into current revenues at a stable pace in the third quarter, holding revenues nearly level with the prior-year quarter. The Division’s product mix was less favorable in the third quarter, and profit declined to €84 million. The slowdown in the global construction industry continued, and the Division posted a 10% decline in new orders that reached across all business units and regions.
     OSRAM’s third-quarter revenue fell by 18% year-over-year as demand continued to decline, most notably in the automotive and opto semiconductor businesses. This resulted in lower capacity utilization for the Division, which dropped profit to €8 million. OSRAM’s efforts to improve its cost structure and product mix will continue, and the Division expects associated charges in the fourth quarter.
     Profit at Industry Solutions came in below the level of the prior-year quarter due primarily to a 10% decline in revenues. The Division’s large order backlog had a stabilizing effect on revenue development, particularly in Asia, Australia. Orders in the Division’s large metals technologies business declined sharply compared to the prior-year period and the second quarter of fiscal 2009. This in turn took orders down 43% for Industry Solutions as a whole, including declines in all geographic regions.
     Orders at Mobility came in well below an unusually high basis of comparison in the prior-year quarter. Major orders were larger and more numerous in the third quarter a year ago, including a contract for 300 trains worth €1.4 billion. The Division delivered a 13% increase in revenue and a substantial rise in third-quarter profit year-over-year.

Industry — Nine months ended June 30, 2009

	Sector
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	2,139	3,106	(31)%
Profit margin	8.2%	11.3%
New orders	25,174	32,209	(22)%	(23)%	1%	0%
Revenue	26,062	27,373	(5)%	(6)%	1%	0%

*	Excluding currency translation and portfolio effects.
     Profit in the first nine months of fiscal 2009 for the Industry Sector fell by nearly a third year-over-year as Industry Automation, Drive Technologies and OSRAM, which achieved peak margins in the prior-year periods, were heavily affected by deteriorating macroeconomic conditions. The Sector’s other three Divisions, Mobility, Industry Solutions and Building Technologies increased profit year-over-year.
     Nine-month orders for Industry fell 22% compared to the prior-year period. All Divisions contributed to the decrease, with the strongest declines at Drive Technologies, Industry Solutions and Industry Automation. Revenue declined modestly year-over-year and followed the pattern of Sector profit: declines at Industry Automation, OSRAM and Drive Technologies more than offset higher revenue at the other three Divisions. On a geographic basis, declines in orders for the Sector were spread over the regions, with the largest region Europe, C.I.S., Africa, Middle East posting the highest decrease. Revenue was down in Europe, C.I.S., Africa, Middle East, while the Americas were near the prior-year level and Asia, Australia slightly above it.

	New Orders by Divisions
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	5,111	6,732	(24)%	(22)%	1%	(3)%
Drive Technologies	5,071	7,255	(30)%	(31)%	1%	0%
Building Technologies	4,284	4,610	(7)%	(11)%	2%	2%
OSRAM	2,979	3,490	(15)%	(15)%	3%	(3)%
Industry Solutions	4,823	6,601	(27)%	(27)%	0%	0%
Mobility	5,012	6,033	(17)%	(17)%	0%	0%

*	Excluding currency translation and portfolio effects.

	Revenue by Divisions
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	5,236	6,413	(18)%	(17)%	1%	(2)%
Drive Technologies	5,713	6,142	(7)%	(9)%	1%	1%
Building Technologies	4,380	4,308	2%	(2)%	2%	2%
OSRAM	2,979	3,490	(15)%	(15)%	3%	(3)%
Industry Solutions	5,117	5,022	2%	0%	1%	1%
Mobility	4,696	4,194	12%	13%	(1)%	0%

*	Excluding currency translation and portfolio effects.

	Profit and Profit Margin by Divisions
	Profit			Profit Margin
	Nine months			Nine months
	ended June 30,			ended June 30,
(€ in millions)	2009	2008	%Change	2009	2008
Industry Automation	437	1,253	(65)%	8.3%	19.5%
Drive Technologies	675	929	(27)%	11.8%	15.1%
Building Technologies	305	297	3%	7.0%	6.9%
OSRAM	108	359	(70)%	3.6%	10.3%
Industry Solutions	327	310	5%	6.4%	6.2%
Mobility	289	(33)	—	6.2%	(0.8)%
     Orders and revenue at Industry Automation decreased significantly for the first nine months compared to the prior-year period, and also declined quarter by quarter through the current fiscal year. Both orders and revenue contracted most strongly in Europe, C.I.S., Africa, Middle East, the Division’s largest regional market. Nine-month profit fell even more sharply, by nearly two thirds, mainly due to lower capacity utilization and a less favorable business mix. Furthermore, profit at Industry Automation in the prior-year period benefited from a pre-tax gain of €113 million from the sale of the Division’s wireless modules business as well as a gain of €38 million from the sale of another business. In the current period, PPA effects associated with the acquisition of UGS were €105 million. In the same period a year ago, PPA effects from this acquisition were €110 million and integration costs were €12 million.
     Order intake at Drive Technologies in the first nine months of fiscal 2009 was down 30% compared to the first nine months a year earlier. Double-digit decreases in all three regions included a particularly sharp decline in Europe, C.I.S., Africa, Middle East, the Division’s largest market. Nine-month revenue declined more slowly, coming in 7% lower year-over-year. While the Division continued to convert its backlog into current revenue, it could not entirely offset declining order intake, particularly in its short-cycle businesses, during the course of the fiscal year. On a geographic basis, revenue declined in Europe, C.I.S., Africa, Middle East as well as in Asia, Australia, while in the Americas revenue remained level with the prior-year period. Nine-month profit declined 27% year-over-year, on lower capacity utilization and a less favorable product mix. The Division recorded PPA effects of €27 million in the current period and €29 million in the first nine months of fiscal 2008.
     Building Technologies saw orders decline 7% in the current period compared to the first nine months of the prior fiscal year, due to the general slowdown in commercial construction particularly in Europe, C.I.S., Africa, Middle East and in the U.S. Revenue in the first nine months of fiscal 2009 increased slightly on growth in the Americas, particularly in the U.S. Profit for Building Technologies rose 3%, to €305 million, on strong results achieved in the first quarter of the current period.
     Revenue at OSRAM declined 15% compared to the first nine months a year earlier. The sharpest decreases came in the automotive and opto semiconductor businesses. Due to the resulting reduction in capacity utilization, OSRAM’s profit fell to €108 million for the first nine months of fiscal 2009 compared to €359 million in the prior-year period.
     Orders at Industry Solutions declined 27% year-over-year, as the Division’s large metals technologies business experienced a significant reversal of demand compared to the prior-year nine-month period. In contrast, conversion of prior-period orders in metals technologies lifted current-period revenue slightly above the level a year earlier, including strong growth in Asia, Australia. Profit increased 5% year-over-year to €327 million compared to €310 million in the first nine months a year earlier. Profit in the prior-year period benefited from a €30 million gain on the sale of a business.
     Nine-month orders at Mobility were €5.012 billion, 17% lower than in the same period a year earlier which included the rail order for 300 trains worth €1.4 billion mentioned earlier. Nine-month revenue at Mobility grew 12% year-over-year with growth in all regions. Profit increased to €289 million in the current nine months compared to a loss of €33 million in the prior year. Profitability in the current period rose on execution of higher-margin orders compared to the prior-year period, and also benefited from a €10 million positive effect related to the settlement of a claim in the rolling stock business. In contrast, the prior-year period was burdened by charges of €209 million during the second quarter related to project reviews as well as an additional €32 million in charges related to Combino.

Energy — Three months ended June 30, 2009

	Sector
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	863	615	40%
Profit margin	13.4%	10.6%
New orders	6,849	8,077	(15)%	(14)%	(1)%	0%
Revenue	6,436	5,829	10%	9%	1%	0%

*	Excluding currency translation and portfolio effects.
     The Energy Sector showed its competitive strength with another strong performance as the top contributor to Total Sectors profit. Based on a combination of economies of scale, improvements in project execution and improved business mix, Sector profit rose to €863 million, with all Divisions reporting double-digit profit increases.
     Revenue for Energy increased 10% compared to the prior-year period, as conversion of the Sector’s long-cycle order backlog produced double-digit rises in revenue in Asia, Australia and in Europe, C.I.S., Africa, Middle East. Orders at Energy declined by 15% compared to the prior-year quarter, in part due to global macroeconomic and financing conditions that led customers to postpone new projects. Large contract wins for offshore wind-farms at Renewable Energy kept the Sector’s book-to-bill ratio above 1, and the order backlog remained at €48.0 billion. With first indications of customers slowing conversion of booked orders, the Sector expects continued softness in order intake and slowing revenue growth through fiscal 2009.

	New Orders by Divisions
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	2,447	2,083	17%	14%	3%	0%
Renewable Energy	1,802	2,122	(15)%	(9)%	(6)%	0%
Oil & Gas	807	1,550	(48)%	(47)%	(1)%	0%
Power Transmission	1,215	1,588	(23)%	(22)%	(1)%	0%
Power Distribution	739	906	(18)%	(17)%	(1)%	0%

*      Excluding currency translation and portfolio effects.

	Revenue by Divisions
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	2,397	2,096	14%	11%	3%	0%
Renewable Energy	761	631	21%	18%	3%	0%
Oil & Gas	1,098	1,030	7%	11%	(4)%	0%
Power Transmission	1,532	1,401	9%	9%	0%	0%
Power Distribution	770	776	(1)%	(1)%	0%	0%

*	Excluding currency translation and portfolio effects.

	Profit and Profit Margin by Divisions
	Profit			Profit Margin
	Three months			Three months
	ended June 30,			ended June 30,
(€ in millions)	2009	2008	%Change	2009	2008
Fossil Power Generation	347	212	64%	14.5%	10.1%
Renewable Energy	100	72	39%	13.1%	11.4%
Oil & Gas	132	95	39%	12.0%	9.2%
Power Transmission	183	147	24%	11.9%	10.5%
Power Distribution	97	88	10%	12.6%	11.3%

     Fossil Power Generation was again the top profit contributor among all Siemens Divisions. Profit rose to €347 million on increased economies of scale, improved project execution and a favorable seasonal effect from the service business. Revenue was up 14%, led by growth in Asia, Australia and the Europe, C.I.S., Africa, Middle East region. While order intake increased compared to a low basis in the prior-year period, orders at Fossil Power Generation came in well below the levels of the first two quarters of fiscal 2009.
     Renewable Energy again delivered a strong performance in the third quarter, with profit of €100 million climbing 39% from the third quarter a year ago. The increase included economies of scale and a more favorable revenue mix compared to the prior-year period. The Division reported its second-highest order entry ever, exceeded only by the prior-year period which included two exceptionally large orders. New orders of €1.802 billion in the current quarter included a contract to supply 175 wind turbines for the “London Array” — projected as the world’s largest offshore wind-farm. Along with other recent contract wins, this order continued to weight the Division’s backlog toward large, infrastructure-intensive offshore projects with long lead times between orders and revenue recognition for turbines. The Division expects lower revenue in the near term before it can begin converting long-cycle orders to current business.
     The Oil & Gas Division produced €132 million in profit in the third quarter, up 39% compared to the prior-year period, as all business units increased their profit contribution. Third-quarter revenue came in higher year-over-year on conversion of prior orders in the Division’s backlog. In contrast, new orders declined substantially as customers delayed new projects.
     Power Transmission contributed another strong quarter, with higher profit of €183 million and revenue growth of 9% compared to the prior-year quarter. Customers continued to delay potential new projects, however, and third-quarter orders declined with the overall market. Customer delays had a broader effect on results at Power Distribution, because of the Division’s higher percentage of industrial business with a shorter cycle between customer purchase decisions and vendor revenue impacts. Thus the Division saw a slight decline in revenue and a double-digit drop in orders compared to the third quarter a year earlier. Profit rose to €97 million, in part due to careful cost control.
Energy — Nine months ended June 30, 2009

	Sector
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	2,437	968	152%
Profit margin	12.8%	6.1%
New orders	23,589	26,182	(10)%	(9)%	(1)%	0%
Revenue	19,032	15,828	20%	20%	0%	0%

*	Excluding currency translation and portfolio effects.
     The Energy Sector turned in a strong performance in the first nine months of fiscal 2009, with all Divisions delivering higher profits compared to the prior-year period. Sector profit improved to €2.437 billion from €968 million a year earlier, making Energy the top profit contributor among the Sectors. Profit growth year-over-year was driven by a strong profit rebound at Fossil Power Generation, as its prior-year results were burdened by €559 million in second-quarter project charges as well as project charges of more than €200 million taken in the first quarter of fiscal 2008.
     Energy produced revenue growth of 20% in the first nine months of fiscal 2009 by executing projects in its substantial order backlog. All Divisions contributed double-digit rises in revenues, with Fossil Power Generation and Renewable Energy reporting the highest increases. Orders decreased 10% compared to the high level of the first nine months a year earlier, primarily on lower demand at Oil & Gas, Power Transmission and Power Distribution. On a geographic basis, revenue grew by double digits in all three regions, with the strongest increases in the Americas and in Europe, C.I.S., Africa, Middle East. Orders climbed in Asia, Australia due primarily to major energy infrastructure orders of €1.5 billion from Iraq won in the second quarter, while declining in the Americas and Europe, C.I.S., Africa, Middle East. The contraction in the Americas was driven by substantially lower volume from major orders at Renewable Energy compared to the prior-year period, which also included one of the two exceptionally large orders in the third quarter mentioned above.

	New Orders by Divisions
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	9,919	9,706	2%	0%	2%	0%
Renewable Energy	4,037	4,115	(2)%	3%	(5)%	0%
Oil & Gas	3,087	4,493	(31)%	(29)%	(2)%	0%
Power Transmission	4,724	5,505	(14)%	(13)%	(1)%	0%
Power Distribution	2,353	2,743	(14)%	(13)%	(1)%	0%

*	Excluding currency translation and portfolio effects.

	Revenue by Divisions
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	7,147	5,729	25%	23%	2%	0%
Renewable Energy	2,274	1,465	55%	53%	2%	0%
Oil & Gas	3,186	2,838	12%	18%	(5)%	(1)%
Power Transmission	4,535	3,901	16%	16%	0%	0%
Power Distribution	2,421	2,207	10%	11%	(1)%	0%

*      Excluding currency translation and portfolio effects.

	Profit and Profit Margin by Divisions
	Profit			Profit Margin
	Nine months			Nine months
	ended June 30,			ended June 30,
(€ in millions)	2009	2008	%Change	2009	2008
Fossil Power Generation	948	(91)	—	13.3%	(1.6)%
Renewable Energy	306	159	92%	13.5%	10.9%
Oil & Gas	359	239	50%	11.3%	8.4%
Power Transmission	503	416	21%	11.1%	10.7%
Power Distribution	310	243	28%	12.8%	11.0%
     Fossil Power Generation led all Siemens Divisions with €948 million in profit for the first nine months of fiscal 2009, combining higher revenue with economies of scale and improved project execution. The loss of €91 million in the prior-year period included the substantial project charges mentioned above. Revenue rose 25% on higher sales in Europe, C.I.S., Africa, Middle East and the Americas. Orders at the Division remained above the prior-year level primarily due to positive currency translation effects from the U.S. and strong order growth in Asia, Australia, particularly including €1.1 billion from the orders from Iraq mentioned above.
     Profit at Renewable Energy climbed to €306 million from €159 million in the first nine months of fiscal 2008, driven by economies of scale on a 55% increase in revenue. Orders in the Division came in near the prior-year level, as higher order intake in Europe, C.I.S., Africa, Middle East was more than offset by lower demand in the Americas. Order development in both regions was significantly influenced by large offshore wind-farm projects with long lead times between order intake and revenue recognition.
     Oil & Gas brought in €359 million in profits in the first nine months, up from €239 million in the same period a year earlier, including higher contributions from all business units. Revenue increased 12% year-over-year on growth in all regions, as the Division converted orders from its backlog into current business. In part due to a lower volume from major contracts, order intake slowed substantially in the current period, as customers continued to delay new projects.
     The Power Transmission Division posted profit of €503 million in the first nine months, up 21% from the prior-year period on double-digit revenue increases in all regions. Power Distribution grew profit by 28% to €310 million. Revenue rose 10%, on growth in the first two quarters of fiscal 2009. Both power grid infrastructure Divisions reported a decline in order intake compared to the prior-year period.

Healthcare — Three months ended June 30, 2009

	Sector
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	270	326	(17)%
Profit margin	9.4%	12.2%
New orders	2,772	2,801	(1)%	(6)%	5%	0%
Revenue	2,865	2,677	7%	2%	5%	0%

*	Excluding currency translation and portfolio effects.
     The Healthcare Sector showed competitive strength in tough market conditions including economic recession, restricted financing and increased uncertainty as the U.S. in particular addresses national healthcare reform. Benefiting from positive currency translation effects, orders came in just below the prior-year quarter. Healthcare revenue increased 7%, to €2.865 billion, on growth primarily in Asia, Australia outside Japan. Higher revenue at the Sector’s two large divisions, Imaging & IT and Diagnostics, supported their double-digit profit increases and higher profit margins compared to the prior-year period. Healthcare profit overall came in at €270 million after the impact of a €128 million charge associated with particle therapy contracts in Workflow & Solutions. The Diagnostics Division recorded a total of €52 million in PPA effects and integration costs associated with acquisitions. These PPA effects and integration costs reduced Sector profit margin by 1.8 percentage points in the third quarter, compared to 2.1 percentage points in the prior-year period.
     Excluding positive currency translation effects, revenue was up 2% and orders were 6% below the prior-year quarter. Healthcare’s book-to-bill ratio was slightly below 1 and the backlog declined to €6.5 billion. The Sector expects its markets to remain challenging in coming quarters.

	New Orders by Divisions
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	1,589	1,699	(6)%	(11)%	5%	0%
Workflow & Solutions	345	348	(1)%	(3)%	2%	0%
Diagnostics	891	831	7%	2%	5%	0%

*      Excluding currency translation and portfolio effects.

	Revenue by Divisions
	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	1,688	1,569	8%	2%	6%	0%
Workflow & Solutions	333	359	(7)%	(11)%	3%	1%
Diagnostics	887	826	7%	2%	5%	0%

*      Excluding currency translation and portfolio effects.

	Profit and Profit Margin by Divisions
	Profit			Profit Margin
	Three months			Three months
	ended June 30,			ended June 30,
(€ in millions)	2009	2008	%Change	2009	2008
Imaging & IT	277	199	39%	16.4%	12.7%
Workflow & Solutions	(107)	33	—	(32.1)%	9.2%
Diagnostics	104	82	27%	11.7%	9.9%
     Imaging & IT was again a top profit contributor for Siemens. Third-quarter profit climbed 39%, to €277 million, driven by higher revenue and cost-reduction measures. Revenue rose 8%, to €1.688 billion, driven by strong backlog conversion and service.

On a geographic basis, the Division posted double-digit growth in Asia, Australia outside of Japan. On an organic basis, revenue for the Division was up 2% and orders declined 11% as the market remains difficult particularly in the U.S and Japan. The book-to-bill ratio was 0.94.
     Workflow & Solutions posted a loss of €107 million in the third quarter. This result included €128 million in further charges related to significant technical development challenges and delays associated with particle therapy contracts.
     Third-quarter profit at Diagnostics rose 27%, to €104 million, on a 7% increase in revenue. Diagnostics’ double-digit profit margin was reduced by PPA effects of €45 million and integration costs of €7 million associated with acquisitions. These factors together amounted to 5.9 percentage points. A year earlier, third-quarter PPA and integration costs at Diagnostics were each €29 million, cutting 7.0 percentage points from profit margin. The Division generated double-digit revenue growth in Asia, Australia and the Americas to offset soft demand in Europe, C.I.S., Africa, Middle East. On an organic basis, revenue and orders each rose 2%.
Healthcare — Nine months ended June 30, 2009

	Sector
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	967	999	(3)%
Profit margin	11.0%	12.4%
New orders	8,619	8,397	3%	(3)%	4%	2%
Revenue	8,785	8,052	9%	3%	5%	1%

*	Excluding currency translation and portfolio effects.
     Healthcare posted a decline in profit of 3% for the first nine months of fiscal 2009 due to charges associated with particle therapy contracts. Profit in both periods under review was negatively influenced by PPA effects and integration costs arising from acquisitions in fiscal 2007 and 2008 at the Diagnostics Division. Diagnostics recorded a total of €182 million in PPA effects and integration costs associated with acquisitions, including Dade Behring. PPA effects and integration costs were equivalent to 2.1 percentage points of Sector profit margin in the current nine-month period, compared to 3.1 percentage points in the prior-year period.
     Revenue in the first nine months for Healthcare rose 9% and new orders increased 3%, in each case helped by substantial positive currency translation effects. Asia, Australia outside Japan posted a double-digit increase in both revenue and orders. On an organic basis, revenue rose 3% and orders decreased 3%. In the current nine-month period the book-to-bill ratio for the Sector was just below 1, compared to 1.04 in the prior-year period.

	New Orders by Divisions
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	5,019	5,048	(1)%	(5)%	4%	0%
Workflow & Solutions	1,169	1,203	(3)%	(5)%	2%	0%
Diagnostics	2,622	2,366	11%	1%	5%	5%

*         Excluding currency translation and portfolio effects.

	Revenue by Divisions
	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	5,231	4,848	8%	3%	5%	0%
Workflow & Solutions	1,118	1,083	3%	1%	2%	0%
Diagnostics	2,626	2,354	12%	2%	6%	4%

*	Excluding currency translation and portfolio effects.

	Profit and Profit Margin by Divisions
	Profit			Profit Margin
	Nine months			Nine months
	ended June 30,			ended June 30,
(€ in millions)	2009	2008	%Change	2009	2008
Imaging & IT	804	667	21%	15.4%	13.8%
Workflow & Solutions	(83)	131	—	(7.4)%	12.1%
Diagnostics	241	198	22%	9.2%	8.4%
     Similar to the first nine months a year earlier, the Imaging & IT Division contributed the majority of Sector profit within Healthcare. Profit for the Division in the first nine months of fiscal 2009 increased 21%, to €804 million from €667 million a year earlier. Profit margin increased due primarily to higher revenue and cost-reduction measures. Despite challenging conditions in the U.S. and Japan, Imaging & IT achieved a 3% rise in revenue on an organic basis, while organic orders declined 5% compared to the prior-year period.
     Workflow & Solutions posted a loss of €83 million for the first nine months of fiscal 2009 compared to a profit of €131 million a year earlier. The decline is due primarily to charges of €169 million associated with particle therapy contracts, including the charge in the third quarter mentioned above. In the current period revenue on an organic basis slightly increased by 1%, while organic orders declined 5% compared to the prior-year period.
     The Diagnostics Division contributed €241 million to Sector profit in the first nine months, up from €198 million in the prior-year period. For comparison, the earlier nine-month period included only eight months of income from Dade Behring. PPA effects and integration costs related to acquisitions were equivalent to 6.9 percentage points of profit margin in the first nine months, including PPA effects of €138 million and integration costs of €44 million. A year earlier, PPA effects and integration costs at Diagnostics for the first nine months were €130 million and €116 million, respectively, equivalent to 10.5 percentage points of profit margin. Revenue and orders for the current period benefited from positive currency translation effects. On an organic basis, revenue rose 2% and orders rose 1% compared to the first nine months a year earlier.
Equity Investments
     Equity Investments includes equity stakes not allocated to a Sector or Cross-Sector Business by reason of strategic fit as well as available-for-sale securities. Major components of Equity Investments include stakes in Nokia Siemens Networks B.V. (NSN) and BSH Bosch und Siemens Hausgeräte GmbH. Equity Investments recorded a profit of €157 million in the third quarter of fiscal 2009 compared to €18 million in the third quarter a year earlier. The increase was due to a €309 million gain in the current quarter on the sale of our stake in FSC to Fujitsu Limited. This gain was partly offset by negative results at NSN and Enterprise Networks Holding B.V. (EN). While charges for restructuring and integration at NSN fell to €69 million from €201 million in the prior-year quarter, a lower operating profit increased our equity investment loss related to NSN to €72 million from €21 million in the third quarter a year earlier. EN incurred an operating loss and took restructuring charges of €209 million. As a result, we incurred an Equity Investment loss at EN of €121 million in the third quarter of fiscal 2009.
     Profit at Equity Investments in the first nine months of fiscal 2009 was €129 million compared to €89 million a year ago. The increase was mainly due to a gain of €327 million on the sale of our stake in FSC mentioned above, of which €18 million was recognized in the first quarter of the current fiscal year. The effect of the overall gain was partly offset by losses from our stakes in NSN and EN. NSN recorded a lower operating profit year-over-year and incurred restructuring charges and integration costs of €478 million in the current nine months compared to corresponding charges and costs of €421 million in the first nine months of fiscal 2008. The Equity Investment loss related to NSN increased to €215 million in the first nine months of fiscal 2009 compared to €103 million in the same period a year earlier. EN incurred an operating loss and took the charges mentioned above for the third quarter. As a result, we incurred an Equity Investment loss at EN of €119 million in the first nine months of fiscal 2009. We expect income from equity investments to be volatile in coming quarters.

Cross-Sector Businesses
Siemens IT Solutions and Services — Three months ended June 30, 2009

	Three months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	19	64	(70)%
Profit margin	1.7%	5.1%
New orders	1,091	1,209	(10)%	(6)%	0%	(4)%
Revenue	1,102	1,255	(12)%	(8)%	(1)%	(3)%

*	Excluding currency translation and portfolio effects.
     Orders and revenue for Siemens IT Solutions and Services declined by 10% and 12%, respectively, due to increasingly challenging external markets and reduced internal business within Siemens. Profit fell due to lower revenue and measures aimed at reducing IT costs for Siemens as a whole.
Siemens IT Solutions and Services — Nine months ended June 30, 2009

	Nine months
	ended June 30,		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	90	99	(9)%
Profit margin	2.6%	2.6%
New orders	3,403	3,879	(12)%	(8)%	(1)%	(3)%
Revenue	3,527	3,861	(9)%	(5)%	(1)%	(3)%

*	Excluding currency translation and portfolio effects.
     Profit at Siemens IT Solutions and Services for the first nine months of fiscal 2009 was €90 million, 9% lower than a year earlier. While profit development in the current period was influenced by challenging market conditions, lower internal business and measures to reduce IT costs for Siemens, both periods included charges related to large projects in the UK. Those charges were significantly higher in the prior-year period.
Siemens Financial Services (SFS) — Three and nine months ended June 30, 2009

	Three months			Nine months
	ended June 30,			ended June 30,
	2009	2008	%Change	2009	2008	%Change
(€ in millions)
Profit	87	59	47%	270	237	14%

				June 30,	Sept. 30,
				2009	2008

Total assets				11,441	11,328	1%
     Income before income taxes at SFS was €87 million in the third quarter compared to €59 million in the same period a year ago. The commercial finance business continued to generate higher interest results that offset an increase in loss reserves and write-offs. Overall profitability benefited from lower operating expenses and from positive effects in the equity business and internal services business.
     In the first nine months of fiscal 2009, income before income taxes at SFS was €270 million compared to €237 million in the same period a year earlier. The current period included a higher interest result as well as higher results from internal services and the equity business, partly offset by an increase in loss reserves and write-offs in the commercial finance business. Total assets rose slightly, to €11.441 billion.

Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Other Operations, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.
Other Operations
     Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Our progress with these actions reduced revenue from Other Operations to €191 million in the third quarter, down from €682 million in the same period a year earlier. The loss from Other Operations increased to €94 million from €39 million in the prior-year period, due primarily to the electronics assembly systems business, where operating results reflected a sharp downturn in the global assembly market. Along with associated severance charges, this widened the quarterly loss to €59 million from €19 million in the prior-year quarter.
     For the first nine months of the fiscal year, the result of Other Operations was a negative €239 million, compared to a negative €176 million a year earlier. The change year-over-year was due primarily to higher losses related to the electronics assembly systems business, which amounted to €172 million in the current period, including operating losses as well as charges related to impairments and severance expenses, compared to €38 million a year earlier. In addition, the current period also included a loss related to the divestment of an industrial manufacturing unit in Austria. For comparison, the prior-year period included a goodwill impairment of €70 million related to a building and infrastructure business, 50% of which was divested between the periods under review. Sales for Other Operations in the first nine months of fiscal 2009 were €729 million, down from €2.222 billion a year earlier, due primarily to the streamlining actions mentioned above, including the divestment of Siemens Home and Office Communication Devices GmbH & Co. KG (SHC) between the periods under review, and with the prior-year period also including higher revenue related to the electronics assembly systems business.
Siemens Real Estate
     Income before income taxes at SRE was €244 million in the third quarter, up from €103 million in the same period a year earlier. This change is due primarily to higher gains from sales of real estate, including a gain of €221 million from the previously disclosed sale of residential real estate holdings.
     Income before income tax for the first nine months of fiscal 2009 was €326 million, up from €302 million in the prior-year period, also mainly due to higher gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €436 million in the third quarter compared to a negative €263 million in the same period a year earlier. The main factor in the change was centrally carried pension expense, which swung to a negative €105 million from a positive €25 million in the prior-year quarter due primarily to higher benefit costs related to our principal pension plans. In addition, centrally carried pension expense in the current period also includes increased insurance costs related to our mandatory membership in the Pensionssicherungsverein (PSV), the German pension insurance association. Corporate items totaled a negative €331 million in the third quarter compared to a negative €288 million a year earlier. The current period includes a charge of €54 million related to a global settlement agreement with the World Bank Group. Expenses of €33 million for severance related to the global SG&A program and net expenses related to a major asset retirement obligation were offset by lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses fell to €8 million from €106 million in the prior-year period.

     In the first nine months of the fiscal 2009, Corporate items and pensions totaled a negative €1.114 billion compared to a negative €1.100 billion in the prior-year period. Corporate items declined from a negative €1.152 billion to a negative €856 million. A major factor contributing to this change was lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which declined to €90 million from €347 million a year earlier. In addition to the other factors discussed with respect to the third quarter, the first nine months of fiscal 2009 included a charge related to legal and regulatory matters and a positive effect related to shifting an employment bonus program from cash-based to share-based payment. Further, the current period also includes a previously disclosed net expense of €33 million relating to our global SG&A program and other ongoing personnel-related restructuring measures. In comparison, the prior-year period included expenses of €106 million, including an impairment, related to a regional sales organization in Germany, as well as a €32 million donation to the Siemens Foundation in the U.S. Centrally carried pension expense swung to a negative €258 million from a positive €52 million in the first nine months a year earlier, for the reasons mentioned above.
Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the third quarter of fiscal 2009 was a positive €18 million, compared to a positive €3 million in the prior year period. The current period benefited from positive changes in the market values of our U.S. dollar and euro interest rate hedging activities not qualifying for hedge accounting.
     In the first nine months of fiscal 2009, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €273 million compared to a negative €170 million in the prior-year period. The current period included negative results from interest rate hedging activities not qualifying for hedge accounting.

Reconciliation to EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):
For the nine months ended June 30, 2009 and 2008 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	2,139	3,106	—	13	(10)	—	2,149	3,093	273	243	503	480	2,925	3,816
Industry Automation	437	1,253	1	(1)	2	4	434	1,250	140	120	81	76	655	1,446
Drive Technologies	675	929	(2)	1	(2)	3	679	925	34	34	107	97	820	1,056
Building Technologies	305	297	—	2	(3)	3	308	292	48	49	59	52	415	393
OSRAM	108	359	1	3	1	1	106	355	19	17	166	155	291	527
Industry Solutions	327	310	2	7	—	(2)	325	305	25	20	48	42	398	367
Mobility	289	(33)	(2)	2	(7)	(9)	298	(26)	7	3	43	58	348	35
Energy Sector	2,437	968	44	80	(16)	(4)	2,409	892	52	59	220	181	2,681	1,132
Fossil Power Generation	948	(91)	21	58	(16)	(5)	943	(144)	12	12	72	62	1,027	(70)
Renewable Energy	306	159	3	4	(1)	—	304	155	5	6	31	14	340	175
Oil & Gas	359	239	—	—	(1)	—	360	239	20	21	41	41	421	301
Power Transmission	503	416	19	18	4	1	480	397	8	7	48	38	536	442
Power Distribution	310	243	1	1	(2)	(1)	311	243	7	9	24	22	342	274
Healthcare Sector	967	999	25	22	8	23	934	954	232	216	260	243	1,426	1,413
Imaging & IT	804	667	5	5	1	2	798	660	91	94	63	66	952	820
Workflow & Solutions	(83)	131	10	2	1	4	(94)	125	4	4	17	14	(73)	143
Diagnostics	241	198	—	4	7	7	234	187	137	118	174	160	545	465

Total Sectors	5,543	5,073	69	115	(18)	19	5,492	4,939	557	518	983	904	7,032	6,361

Equity Investments	129	89	(195)	89	26	—	298	—	—	—	—	—	298	—
Cross-Sector Businesses
Siemens IT Solutions and Services	90	99	21	24	2	9	67	66	32	35	110	127	209	228
Siemens Financial Services (SFS)	270	237	112	48	95	155	63	34	4	2	235	208	302	244
Reconciliation to Consolidated Financial Statements
Other Operations	(239)	(176)	—	—	(1)	—	(238)	(176)	17	28	65	122	(156)	(26)
Siemens Real Estate (SRE)	326	302	—	—	(25)	(38)	351	340	1	1	115	115	467	456
Corporate items and pensions	(1,114)	(1,100)	(1)	(3)	(298)	96	(815)	(1,193)	3	62	25	22	(787)	(1,109)
Eliminations, Corporate Treasury and other reconciling items	(273)	(170)	(35)	10	(144)	(122)	(94)	(58)	—	—	(51)	(50)	(145)	(108)

Siemens	4,732	4,354	(29)	283	(362)	119	5,124	3,952	614	646	1,482	1,448	7,220	6,046

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €23 and €70 for the nine months ended June 30, 2009 and 2008, respectively.
Electronic Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purposes within all “Additional Information.”
Due to rounding, numbers presented may not add up precisely to totals provided.

Liquidity, capital resources and capital requirements
Cash flow — First nine months of fiscal 2009 compared to first nine months of fiscal 2008
The following discussion presents an analysis of our cash flows for the first nine months of fiscal 2009 and 2008 for both continuing and discontinued operations. In the periods under review discontinued operations include SV, which was sold to Continental AG in fiscal 2008, as well as the former Com activities. For information on the disposal of the SV activities and of the former Com segment see Note 4 to our Consolidated Financial Statements as of September 30, 2008.
We report Free cash flow as a performance measure, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment”. We believe this measure is helpful to our investors as an indicator of our ability to generate cash flows from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about this measure, refer to “Notes to Condensed Interim Consolidated Financial Statements — Segment information” and to the end of this Interim group management report.

		Free cash flow
						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		Nine months ended June 30,
(€ in millions)		2009	2008	2009	2008	2009	2008
Net cash provided by (used in):
Operating activities	A	2,554	5,083	(109)	(667)	2,445	4,416
Investing activities		(1,913)	(7,409)	(185)	10,697	(2,098)	3,288
Herein: Additions to intangible assets and property, plant and equipment	B	(1,926)	(2,130)	—	(148)	(1,926)	(2,278)
Free cash flow*	A+B	628	2,953	(109)	(815)	519	2,138

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” “Additions to intangible assets and property, plant and equipment” from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Condensed Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.
Operating activities provided net cash of €2.445 billion in the first nine months of fiscal 2009, compared to net cash of €4.416 billion in the prior-year period. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €2.554 billion, compared to net cash of €5.083 billion in the same period a year earlier. As expected in the first nine months of fiscal 2009 we posted substantial cash outflows in connection with previously disclosed charges to income in fiscal 2008. These outflows primarily include €1.008 billion paid to authorities in Germany and the U.S. related to charges for the resolution of legal proceedings and a total of €833 million related to charges for the global SG&A program; project reviews in Fossil Power Generation, Mobility and Siemens IT Solutions and Services; and structural initiatives in Healthcare, OSRAM and Mobility. Other contributing factors for the decline in cash flow include a substantial decrease year-over-year in trade payables, especially in the Industry Sector, as well as substantially lower billings in excess compared to the prior-year period, especially in Energy and Industry.
Cash flow from operating activities benefited from a substantial decrease of trade receivables compared to an increase in the prior-year period. This was particularly evident in the Industry Sector. In addition, Energy and Healthcare reduced their build-up of inventories compared to the prior nine-month period, while Industry reduced inventory levels year-over-year.
Discontinued operations improved to net cash used of €109 million in the first nine months of fiscal 2009. For comparison, net cash used of €667 million in the prior-year period included a payment of a €201 million fine related to former Com activities.
Investing activities in continuing and discontinued operations used net cash of €2.098 billion in the first nine months, compared to a positive net cash contribution of €3.288 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €1.913 billion in the current first nine months and €7.409 billion in the prior-year period. Within continuing activities proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €1.103 billion mainly due to the sale of our residential real estate holdings Siemens Wohnungsgesellschaft mbH & Co. OHG and the sale of the 50% stake of Fujitsu Siemens Computers (Holding) BV to Fujitsu Limited.

In the current period purchases of investments included cash outflows of €0.5 billion related to a drawdown request by NSN in relation to a Shareholder Loan Agreement between NSN and us. Compared to the prior-year period we posted lower cash outflows relating to receivables from financing activities mainly due to reduced purchased receivables and asset-based lending. In the prior-year period, cash outflows for acquisitions related primarily to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired).
Discontinued operations in the first nine months of fiscal 2009 used net cash of €185 million. This total includes cash outflows related to the divestment of our mobile devices business in fiscal 2005, including €0.3 billion related to a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. Cash outflows from discontinued operations were partially compensated by cash inflows due to a settlement between The Gores Group and us in the third quarter of fiscal 2009 regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the former SEN business. In the same period a year earlier, discontinued operations provided €10.697 billion in net cash due primarily to proceeds of €11.4 billion from the sale of SV.
Free cash flow from continuing and discontinued operations amounted to €519 million in the first nine months of fiscal 2009, compared to €2.138 billion in the prior-year period. Within the total, Free cash flow from continuing operations in the current period amounted to €628 million, compared to €2.953 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities as discussed above. Cash used for capital expenditures within continuing operations was €1.926 billion in the first nine months of fiscal 2009, down from €2.130 billion in the same period a year earlier. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was 0.18 for the nine months of fiscal 2009 compared to 0.95 in the prior-year period.
Financing activities from continuing and discontinued operations provided net cash of €1.774 billion in the first nine months of fiscal 2009, compared to a net cash outflow of €4.500 billion in the prior-year period. In the first nine months of fiscal 2009 cash inflows related primarily to the issuance of €4.0 billion in medium-term notes partly offset by the repayment of a €0.5 billion floating rate extendible note. Further we received in the current period net cash inflows of €296 million from short-term debt and other financing activities. Cash provided by an increase of outstanding commercial paper of €1.1 billion was largely offset by payments related to settlements of financial derivatives used to hedge currency exposure regarding our financing activities, and also by net repayments of loans from banks. For comparison, in the same nine-month period a year earlier, three long-term capital market transactions provided net cash of €4.988 billion. These cash inflows were largely offset by a decrease of short-term debt and other financing activities by €3.616 billion mainly due to the repayment of commercial paper and the repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. In addition, the prior-year period included cash used for the purchase of Siemens shares totaling €3.264 billion. Dividends paid to shareholders (for fiscal 2008) in the current nine months amounted to €1.380 billion, compared to €1.462 billion (paid for fiscal 2007) in the prior-year period.
Capital resources and requirements
Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.
We have an EMTN program under which we may issue medium-term notes. In December 2008, we increased the maximum issuable amount under this program from €5.0 billion to €10.0 billion. In February 2009, we issued €4.0 billion fixed-interest notes in two tranches comprising €2.0 billion 4,125% note due February 20, 2013 and €2.0 billion 5,125% note due February 20, 2017. In May 2009, we increased the maximum issuable amount under the EMTN program further from €10.0 billion to €15.0 billion. The total nominal amount outstanding under the medium-term note program was €8.9 billion as of June 30, 2009. For further information see “Notes to Condensed Interim Consolidated Financial Statements.”
Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities, dividend payments and capital requirements for our share buyback plan, if continued in fiscal 2010. In the first nine months of fiscal 2009, cash outflows totaled €1.841 billion in connection with fiscal 2008 charges in connection with the resolution of legal proceedings in Germany and the U.S., as well as charges related to the global SG&A program, project reviews and structural initiatives. We expect further cash outflows in the current fiscal year related to these charges.

For further information regarding recent capital market transactions and our capital resources and capital requirements, please refer to “Liquidity and capital resources” and Note 23 of the “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2008.
Total debt comprises our notes and bonds, loans from banks, obligations under finance leases and other financial indebtedness such as commercial paper. Total debt comprises short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the Consolidated Balance Sheets. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Balance Sheets. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of Net debt is useful for investors. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information to Net debt, please refer to the end of this Interim group management report.

	Net debt
	June 30,	September 30,
(€ in millions)	2009	2008
Short-term debt and current maturities of long-term debt	2,269	1,819
Long-term debt	19,028	14,260
Total debt	21,297	16,079
Cash and cash equivalents	9,018	6,893
Available-for-sale financial assets (current)	156	152
Total liquidity	9,174	7,045

Net debt*	12,123	9,034

*	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.
Net debt was €12.123 billion as of June 30, 2009, compared to €9.034 billion as of September 30, 2008. Within net debt, short-term debt and current maturities of long-term debt increased by €450 million compared to the end of the prior fiscal year, mainly due to a higher net amount of outstanding commercial paper of € 1.1 billion offset partly by the repayment of the €0.5 billion floating rate extendible note and a lower net amount of loans to banks of €0.2 billion. Our long-term debt increased by €4.768 billion compared to the end of the prior fiscal year, primarily due to the issuance of €4.0 billion in medium-term notes under the EMTN program and fair value hedges. For further information on changes in Net debt please refer to “Cash flow — First nine months of fiscal 2009 compared to first nine months of fiscal 2008 — Financing activities” above. For further information on fair value hedges see Note 32 of the “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2008.
Pension plan funding
At the end of the first nine months of fiscal 2009, the combined funded status of our principal pension plans showed an underfunding of €5.0 billion, compared to an underfunding of €2.5 billion at the end of fiscal 2008. The decline in funded status is due primarily to a decrease in the discount rate assumption at June 30, 2009, which increased our estimated defined benefit obligation (DBO), and furthermore due to accrued service and interest cost on the DBO. While fixed-income investments yielded positive results in the first nine months, equity investments performed negatively, resulting in an actual return on plan assets of €10 million. This represents a return of 0.2% on an annualized basis, compared to the expected annual return of 6.5%.
The fair value of plan assets of our principal funded pension plans as of June 30, 2009, was €19.4 billion, compared to €20.2 billion as of September 30, 2008. In the first nine months of fiscal 2009, employer contributions amounted to €108 million compared to €502 million in the prior-year period. The decrease in plan assets was due primarily to benefits paid during the nine-month period.
The estimated DBO for our principal pension plans amounted to €24.4 billion as of June 30, 2009, €1.7 billion higher than the DBO of €22.7 billion as of September 30, 2008. The difference is due to a decrease in the discount rate assumption as of June 30, 2009, and to a minor extent due to the net of service and interest cost less benefits paid during the nine-month period.
For more information on our pension plans, see “Notes to Condensed Interim Consolidated Financial Statements.”

Credit Ratings
On June 5, 2009, Standard & Poor’s downgraded our corporate long-term credit rating from “AA-” to “A+”. At the same time Standard & Poor’s revised its outlook from “negative” to “stable” and announced that the rating action followed weaker cash flows and a rising pension deficit. Within Standard & Poor’s ratings definitions an obligation rated “A” has the third highest long-term rating category. The modifier “+” or “-” shows relative standing within the rating categories. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Furthermore, Standard & Poor’s downgraded our corporate short-term credit rating from “A-1+” to “A-1.” This is the second highest short-term rating within the S&P short-term rating scale.
Moody’s Investors Service made no rating changes in the third quarter of fiscal 2009. Moody’s applied a long-term credit rating of “A1” and a short-term credit rating of “P-1.”
We expect no significant impact on our funding costs as a consequence of the downgrade by Standard & Poor’s.
Report on risks and opportunities
Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success as an integral part of all our decisions and business processes.
In our Annual Report for fiscal 2008 we described certain risks which could have a material adverse effect on our financial condition or results of operations and the design of our risk management system.
In fiscal 2009, the global economic situation has taken a significant turn for the worse leading to a decline in consumer and business confidence, increased unemployment and a reduced level of capital expenditures, resulting in lower demand and more challenging market environments in our Sectors. Our Industry Sector is especially affected by weaker demand due to the adverse macroeconomic and financing conditions. For significant developments regarding the impact of slowing global economic growth and tight credit markets on our revenue, income and cash flows, as well as risks related to legal, compliance and regulatory developments, please refer to the sections entitled “Overview of financial results for the third quarter of fiscal 2009 (Three months ended June 30, 2009),” “Segment information analysis,” “Legal proceedings” and “Outlook” within this Interim Report.
During the first nine months of fiscal 2009 we identified no further significant risks besides those presented in our Annual Report for fiscal 2008 and in the sections of this Interim Report entitled “Overview of financial results for the third quarter of fiscal 2009 (Three months ended June 30, 2009),” “Segment information analysis,” “Legal proceedings” and “Outlook.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.
While the current business environment continues to be challenging, we also see opportunities for expanding our business in certain areas. For example, we expect to win in the coming years a substantial volume of new orders generated by stimulus programs already announced by governments around the world. As green technologies account for a significant proportion of these programs, this is expected to further increase the share of revenue from our environmental portfolio. For further information regarding opportunities, please refer to the section “Outlook” in our Annual Report for fiscal 2008.
For information concerning forward-looking statements and additional information, please also refer to the “Disclaimer” at the end of the “Interim group management report.”

Legal proceedings
For information on legal proceedings, see “Notes to Condensed Interim Consolidated Financial Statements.”
Subsequent events
Since June 30, 2009, no events of special significance have occurred that are expected to have a material impact on the financial position or results of operations of Siemens.
Outlook
We continue to expect Total Sectors profit for fiscal 2009 to exceed the prior-year level of €6.6 billion. Growth in income from continuing operations in fiscal 2009 is expected to exceed growth in Total Sectors profit. This outlook excludes portfolio effects and impacts from legal and regulatory matters. For fiscal 2009 we targeted revenue growth of at least twice the rate of actual global GDP growth. If GDP growth is negative, this means that a percentage decline in revenue for Siemens would be targeted at less than half the rate of decline in global GDP.

New orders; adjusted or organic growth rates of revenue and new orders; the book-to-bill ratio; return on equity, or ROE; return on capital employed, or ROCE; free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens’ Investor Relations website at www.siemens.com/nonGAAP.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which Siemens is currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and nine months ended June 30, 2009 and 2008
(in millions of €, per share amounts in €)

		Three months		Nine months
		ended June 30,		ended June 30,
	Note	2009	2008	2009	2008
Revenue		18,348	19,182	56,937	55,676
Cost of goods sold and services rendered		(13,367)	(13,306)	(41,355)	(39,579)

Gross profit		4,981	5,876	15,582	16,097
Research and development expenses		(989)	(916)	(2,875)	(2,681)
Marketing, selling and general administrative expenses		(2,586)	(3,195)	(7,974)	(9,493)
Other operating income	3	597	259	881	636
Other operating expense	4	(206)	(144)	(491)	(607)
Income (loss) from investments accounted for using the equity method, net		(97)	74	(29)	283
Financial income (expense), net	5	(38)	94	(362)	119

Income from continuing operations before income taxes		1,662	2,048	4,732	4,354
Income taxes		(438)	(573)	(1,293)	(1,236)

Income from continuing operations		1,224	1,475	3,439	3,118
Income (loss) from discontinued operations, net of income taxes		93	(56)	121	5,188

Net income		1,317	1,419	3,560	8,306

Attributable to:
Minority interest		57	45	135	116
Shareholders of Siemens AG		1,260	1,374	3,425	8,190
Basic earnings per share	14
Income from continuing operations		1.35	1.61	3.82	3.33
Income (loss) from discontinued operations		0.10	(0.06)	0.14	5.74

Net income		1.45	1.55	3.96	9.07

Diluted earnings per share	14
Income from continuing operations		1.34	1.61	3.80	3.32
Income (loss) from discontinued operations		0.10	(0.07)	0.13	5.72

Net income		1.44	1.54	3.93	9.04

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited) For the three and nine months ended June 30, 2009 and 2008 (in millions of €)

		Three months		Nine months
		ended June 30,		ended June 30,
		2009	2008	2009	2008
Net income		1,317	1,419	3,560	8,306
Currency translation differences		(37)	33	(345)	(779)
Available-for-sale financial assets		36	(29)	45	(101)
Derivative financial instruments		195	(116)	184	68
Actuarial gains and losses on pension plans and similar commitments		320	(337)	(1,857)	(150)

Total income and expense recognized directly in equity, net of tax (1) (2)		514	(449)	(1,973)	(962)

Total income and expense recognized in equity		1,831	970	1,587	7,344

Attributable to:
Minority interest		39	38	149	79
Shareholders of Siemens AG		1,792	932	1,438	7,265

(1)	Includes income and (expense) resulting from investments accounted for using the equity method of €43 and €(110) for the three months ended June 30, 2009 and 2008, respectively, and €34 and €17 for the nine months ended June 30, 2009 and 2008, respectively.

(2)	Includes minority interest relating to currency translation differences of €(18) and €(7) for the three months ended June 30, 2009 and 2008, respectively, and €14 and €(37) for the nine months ended June 30, 2009 and 2008, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS
As of June 30, 2009 (unaudited) and September 30, 2008
(in millions of €)

	Note	6/30/09	9/30/08
ASSETS
Current assets
Cash and cash equivalents		9,018	6,893
Available-for-sale financial assets		156	152
Trade and other receivables		14,635	15,785
Other current financial assets		2,915	3,116
Inventories		15,181	14,509
Income tax receivables		570	610
Other current assets		1,360	1,368
Assets classified as held for disposal	2	523	809

Total current assets		44,358	43,242

Goodwill	6	16,127	16,004
Other intangible assets	7	5,138	5,413
Property, plant and equipment		11,254	11,258
Investments accounted for using the equity method		6,584	7,017
Other financial assets		9,699	7,785
Deferred tax assets		3,137	3,009
Other assets		615	735

Total assets		96,912	94,463

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt		2,269	1,819
Trade payables		7,083	8,860
Other current financial liabilities		2,212	2,427
Current provisions		3,912	5,165
Income tax payables		1,879	1,970
Other current liabilities		20,068	21,644
Liabilities associated with assets classified as held for disposal	2	212	566

Total current liabilities		37,635	42,451

Long-term debt	8	19,028	14,260
Pension plans and similar commitments	9	6,803	4,361
Deferred tax liabilities		741	726
Provisions		2,602	2,533
Other financial liabilities		244	376
Other liabilities		2,069	2,376

Total liabilities		69,122	67,083

Equity	10
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		5,945	5,997
Retained earnings		23,171	22,989
Other components of equity		(1,083)	(953)
Treasury shares, at cost (2)		(3,632)	(4,002)

Total equity attributable to shareholders of Siemens AG		27,144	26,774

Minority interest		646	606

Total equity		27,790	27,380

Total liabilities and equity		96,912	94,463

(1)	Authorized: 1,111,513,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	47,777,661 and 52,645,665 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2009 and 2008
(in millions of €)

	Nine months
	ended June 30,
	2009	2008
Cash flows from operating activities
Net income	3,560	8,306
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	2,056	2,175
Income taxes	1,349	1,141
Interest (income) expense, net	(96)	(37)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(351)	(5,964)
(Gains) on sales of investments, net (1)	(346)	(23)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	12	(13)
(Income) losses from investments (1)	73	(341)
Other non-cash (income) expenses	237	500
Change in current assets and liabilities
(Increase) decrease in inventories	(983)	(2,396)
(Increase) decrease in trade and other receivables	1,044	(648)
(Increase) decrease in other current assets	(175)	(214)
Increase (decrease) in trade payables	(1,666)	(53)
Increase (decrease) in current provisions	(1,064)	294
Increase (decrease) in other current liabilities	(957)	2,509
Change in other assets and liabilities	(32)	(378)
Income taxes paid	(1,159)	(1,253)
Dividends received	359	230
Interest received	584	581

Net cash provided by (used in) operating activities — continuing and discontinued operations	2,445	4,416
Net cash provided by (used in) operating activities — continuing operations	2,554	5,083
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,926)	(2,278)
Acquisitions, net of cash acquired	(199)	(4,779)
Purchases of investments (1)	(705)	(131)
Purchases of current available-for-sale financial assets	(30)	(10)
(Increase) decrease in receivables from financing activities	(117)	(1,484)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	1,106	665
Proceeds and (payments) from disposals of businesses	(254)	11,257
Proceeds from sales of current available-for-sale financial assets	27	48

Net cash provided by (used in) investing activities — continuing and discontinued operations	(2,098)	3,288
Net cash provided by (used in) investing activities — continuing operations	(1,913)	(7,409)
Cash flows from financing activities
Purchase of common stock	—	(3,264)
Proceeds from re-issuance of treasury stock	134	244
Proceeds from issuance of long-term debt	3,973	4,988
Repayment of long-term debt (including current maturities of long-term debt)	(500)	(643)
Change in short-term debt and other financing activities	296	(3,616)
Interest paid	(639)	(654)
Dividends paid	(1,380)	(1,462)
Dividends paid to minority shareholders	(110)	(93)

Net cash provided by (used in) financing activities — continuing and discontinued operations	1,774	(4,500)
Net cash provided by (used in) financing activities — continuing operations	1,480	6,237
Effect of exchange rates on cash and cash equivalents	27	(178)
Net increase (decrease) in cash and cash equivalents	2,148	3,026
Cash and cash equivalents at beginning of period	6,929	4,940

Cash and cash equivalents at end of period	9,077	7,966
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	59	231

Cash and cash equivalents at end of period (Consolidated Balance Sheets)	9,018	7,735

(1)    Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the nine months ended June 30, 2009 and 2008
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
Balance at October 1, 2007	2,743	6,080	20,453	(475)	126	69	(280)	—	28,996	631	29,627

Income and expense recognized in equity	—	—	8,040	(742)	(101)	68	(775)	—	7,265	79	7,344
Dividends	—	—	(1,462)	—	—	—	—	—	(1,462)	(86)	(1,548)
Issuance of common stock and share-based payment	—	57	—	—	—	—	—	—	57	—	57
Purchase of common stock	—	—	—	—	—	—	—	(3,264)	(3,264)	—	(3,264)
Re-issuance of treasury stock	—	(67)	—	—	—	—	—	343	276	—	276
Other changes in equity	—	(15)	(11)	—	—	—	—	—	(26)	(47)	(73)

Balance at June 30, 2008	2,743	6,055	27,020	(1,217)	25	137	(1,055)	(2,921)	31,842	577	32,419

Balance at October 1, 2008	2,743	5,997	22,989	(789)	4	(168)	(953)	(4,002)	26,774	606	27,380

Income and expense recognized in equity	—	—	1,568	(359)	45	184	(130)	—	1,438	149	1,587
Dividends	—	—	(1,380)	—	—	—	—	—	(1,380)	(101)	(1,481)
Issuance of common stock and share-based payment	—	61	—	—	—	—	—	—	61	—	61
Purchase of common stock	—	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	(113)	—	—	—	—	—	370	257	—	257
Other changes in equity	—	—	(6)	—	—	—	—	—	(6)	(8)	(14)

Balance at June 30, 2009	2,743	5,945	23,171	(1,148)	49	16	(1,083)	(3,632)	27,144	646	27,790

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2009 and 2008 and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	6/30/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	6,597	11,408	7,871	9,025	258	296	8,129	9,321	534	1,162	12,050	11,923	673	923	175	253	264	249
Energy	6,849	8,077	6,350	5,714	86	115	6,436	5,829	863	615	2,381	913	489	508	139	120	98	83
Healthcare	2,772	2,801	2,849	2,667	16	10	2,865	2,677	270	326	13,236	13,257	527	311	136	112	172	160

Total Sectors	16,218	22,286	17,070	17,406	360	421	17,430	17,827	1,667	2,103	27,667	26,093	1,689	1,742	450	485	534	492
Equity Investments	—	—	—	—	—	—	—	—	157	18	5,545	5,587	152	95	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,091	1,209	844	899	258	356	1,102	1,255	19	64	482	241	(71)	37	25	54	39	51
Siemens Financial Services (SFS)	189	195	154	177	34	20	188	197	87	59	11,441	11,328	55	(108)	68	166	80	69
Reconciliation to Consolidated Financial Statements
Other Operations	159	706	180	574	11	108	191	682	(94)	(39)	(788)	(1,468)	3	36	10	23	11	26
Siemens Real Estate (SRE)	429	415	85	95	344	320	429	415	244	103	3,956	3,489	3	3	87	54	42	37
Corporate items and pensions	44	31	15	31	29	2	44	33	(436)	(263)	(7,753)	(6,483)	(333)	(270)	4	13	9	29
Eliminations, Corporate Treasury and other reconciling items	(970)	(1,165)	—	—	(1,036)	(1,227)	(1,036)	(1,227)	18	3	56,362	55,676	(434)	12	(4)	(15)	(15)	(19)

Siemens	17,160	23,677	18,348	19,182	—	—	18,348	19,182	1,662	2,048	96,912	94,463	1,064	1,547	640	780	700	685

(1)	This supplementary information on New orders is provided on a voluntary basis.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €7 expense and €3 expense for the three months ended June 30, 2009 and 2008, respectively.
Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior-year amounts were reclassified for comparison purposes.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2009 and 2008 and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	6/30/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	25,174	32,209	25,254	26,554	808	819	26,062	27,373	2,139	3,106	12,050	11,923	1,898	2,344	563	713	772	723
Energy	23,589	26,182	18,749	15,565	283	263	19,032	15,828	2,437	968	2,381	913	1,001	1,595	399	296	272	240
Healthcare	8,619	8,397	8,739	8,013	46	39	8,785	8,052	967	999	13,236	13,257	1,078	729	372	362	492	459

Total Sectors	57,382	66,788	52,742	50,132	1,137	1,121	53,879	51,253	5,543	5,073	27,667	26,093	3,977	4,668	1,334	1,371	1,536	1,422
Equity Investments	—	—	—	—	—	—	—	—	129	89	5,545	5,587	231	95	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	3,403	3,879	2,700	2,785	827	1,076	3,527	3,861	90	99	482	241	(216)	(102)	88	101	142	162
Siemens Financial Services (SFS)	568	563	480	503	87	61	567	564	270	237	11,441	11,328	273	(28)	288	430	239	210
Reconciliation to Consolidated Financial Statements
Other Operations	615	2,289	687	1,895	42	327	729	2,222	(239)	(176)	(788)	(1,468)	(297)	(280)	33	75	63	80
Siemens Real Estate (SRE)	1,295	1,225	278	287	1,017	938	1,295	1,225	326	302	3,956	3,489	15	(5)	205	157	116	116
Corporate items and pensions	91	85	50	74	35	9	85	83	(1,114)	(1,100)	(7,753)	(6,483)	(2,231)	(1,428)	11	31	28	84
Eliminations, Corporate Treasury and other reconciling items	(3,110)	(3,539)	—	—	(3,145)	(3,532)	(3,145)	(3,532)	(273)	(170)	56,362	55,676	(1,124)	33	(33)	(35)	(51)	(50)

Siemens	60,244	71,290	56,937	55,676	—	—	56,937	55,676	4,732	4,354	96,912	94,463	628	2,953	1,926	2,130	2,073	2,024

(1)	This supplementary information on New orders is provided on a voluntary basis.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €17 income and €95 expense for the nine months ended June 30, 2009 and 2008, respectively.
Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior-year amounts were reclassified for comparison purposes.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
1. Basis of presentation
The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
Interim Consolidated Financial Statements—The accompanying Consolidated Balance Sheet as of June 30, 2009, the Consolidated Statements of Income and Income and Expense Recognized in Equity for the three and nine months ended June 30, 2009 and 2008, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2009 and 2008 and the explanatory Notes to Consolidated Financial Statements (Notes) are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2008. The Interim Consolidated Financial Statements apply the same accounting principles and practices as those used in the 2008 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and nine months ended June 30, 2009, are not necessarily indicative of future results.
The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on July 31, 2009.
Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.
Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
New Accounting Pronouncements— In March 2009, the IASB issued Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures) which enhances disclosures about fair value measurements of Financial Instruments. A three-level fair value disclosure hierarchy is introduced, that distinguishes fair value measurements by the significance of the inputs used and reflects the availability of observable market inputs when estimating fair values. Amendments are also made to enhance disclosures on liquidity risks, by clarifying the scope of liabilities to be disclosed in a maturity analysis. Siemens decided to early adopt the amendment in its 2009 Consolidated Financial Statements.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
2. Acquisitions, dispositions and discontinued operations
a) Acquisitions
The preliminary purchase price allocation for the Dade Behring acquisition has been completed in the first quarter of fiscal 2009 and the provisional numbers have been confirmed.
b) Dispositions and discontinued operations
Former operating segment Communications (Com) – discontinued operations
For information on the disposal of the former operating segment Communications (Com) see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2008. The net results of discontinued operations presented in the Consolidated Statements of Income for the three and nine months ended June 30, 2009, relate mainly to legal matters in connection with the former Com activities and a loss on disposal of the SEN business which was compensated by a positive income effect of €154 from a settlement between Siemens and The Gores Group in the third quarter of fiscal 2009 regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the SEN business.
Other Dispositions
At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €121 (including an impairment loss of €78) and additional costs of €21 related mainly to carve-out activities, of which the majority has been accrued in fiscal 2008.
At the beginning of November 2008, Siemens signed an agreement to sell its 50% stake of Fujitsu Siemens Computers (Holding) BV (FSC), which is presented in the segment Equity Investments, to Fujitsu Limited. The transaction closed at the beginning of April 2009. The transaction resulted in a preliminary gain, net of related costs of €327, of which €18 were recognised in the first quarter of fiscal 2009. The transaction gain is included in Other operating income.
In January 2009, Siemens announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S., effective latest by January 30, 2012 and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The investment is held by the Energy Sector. The transaction is subject to the approval of antitrust authorities.
The Consolidated Balance Sheet as of June 30, 2009, includes €521 of assets and €210 of liabilities classified as held for disposal and relating to transactions not presented as discontinued operations. Included in these figures are amounts relating to Electronics Assembly Systems (EA) which was reclassified from the Industry Sector to Other Operations in the second quarter of fiscal 2009 and Areva NP S.A.S., held by the Energy Sector. The Siemens Wohnungsgesellschaft mbH & Co. OHG real estate transaction closed in the third quarter of fiscal 2009 – see Note 3 Other operating income for further information.
3. Other operating income

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Gains on disposals of businesses	324	158	379	245
Gains on sales of property, plant and equipment and intangibles	251	84	276	242
Other	22	17	226	149

	597	259	881	636

Gains on disposals of businesses include €309 and €327 in the three and nine months ended June 30, 2009, respectively, from the sale of Siemens’ investment in FSC presented in the segment Equity Investments. See Note 2 Acquisitions, dispositions and discontinued operations for further information. At the end of May 2008, the Company sold its Wireless Modules Business, which was part of Industry. The transaction resulted in a pre-tax gain of €113, net of related costs.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Gains on sales of property, plant and equipment and intangibles in the three and nine months ended June 30, 2009, includes a pre-tax gain of €221, net of related costs, from the sale of Siemens’ residential real estate holdings (Siemens Wohnungsgesellschaft mbH & Co. OHG). The transaction is presented in Siemens Real Estate.
Other in the three and nine months ended June 30, 2009, includes income related to legal and regulatory matters.
4. Other operating expense

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Losses on disposals of businesses	(41)	(12)	(61)	(20)
Impairment of goodwill	(7)	—	(23)	(70)
Losses on sales of property, plant and equipment and intangibles	(43)	(5)	(55)	(24)
Other	(115)	(127)	(352)	(493)

	(206)	(144)	(491)	(607)

Other includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €(8) and €(90) for the three and nine months ended June 30, 2009, respectively. In the three and nine months ended June 30, 2008, those matters resulted in €(106) and €(347), respectively. Other in the three and nine months ended June 30, 2009 includes €54 provided for in connection with a settlement agreement with the World Bank Group – see Note 12 Legal Proceedings for further information.
Impairment of goodwill of €(70) in the nine months ended June 30, 2008 relates to the buildings and infrastructure activities of VA Technologie AG acquired in fiscal 2005, which was presented in Other Operations.
5. Financial income (expense), net

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Income (expense) from pension plans and similar commitments, net	(53)	37	(169)	108
Interest income (expense), net	57	34	88	37
Income (expense) from available-for-sale financial assets, net	1	24	4	77
Other financial income (expense), net	(43)	(1)	(285)	(103)

	(38)	94	(362)	119

The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Expected return on plan assets	321	372	976	1,118
Interest cost	(374)	(335)	(1,145)	(1,010)

Income (expense) from pension plans and similar commitments, net	(53)	37	(169)	108

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Total amounts of interest income (expense), net, were:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Interest income	191	207	642	636
Interest expense	(134)	(173)	(554)	(599)

Interest income (expense), net	57	34	88	37

Thereof: Interest income (expense) of Operations, net	8	11	20	36
Thereof: Other interest income (expense), net	49	23	68	1
Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
The components of Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Dividends received	8	17	26	60
Impairment	—	(8)	(33)	(24)
Gains (losses) on sales, net	(7)	17	10	34
Other	—	(2)	1	7

Income (expense) from available-for-sale financial assets, net	1	24	4	77

Other financial income (expense), net, in the three and nine months ended June 30, 2009, comprises primarily gains and losses related to derivative financial instruments; a gain respectively (loss) as a result of the increase (decrease) in the discount rate of asset retirement obligations for environmental clean up costs of €25 and €(67) in the three and nine months ended June 30, 2009, respectively, as well as expenses as a result of allowances and write offs of finance receivables of €(31) and €(109) in the three and nine months ended June 30, 2009, respectively.
6. Goodwill

	June 30,	September 30,
	2009	2008
Sectors
Industry	5,028	4,894
Energy	2,216	2,240
Healthcare	8,660	8,617
Cross-Sector Businesses
Siemens IT Solutions and Services	120	123
Siemens Financial Services (SFS)	103	111
Other Operations	—	19

Siemens	16,127	16,004

The net increase in goodwill of €123 during the nine months ended June 30, 2009, is attributable to €(24) of foreign currency adjustments, €196 of acquisitions and purchase accounting adjustments, offset by €(26) of dispositions and €(23) of impairments.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
7. Other intangible assets

	June 30,	September 30,
	2009	2008
Software and other internally generated intangible assets	2,639	2,492
Less: accumulated amortization	(1,608)	(1,532)

Software and other internally generated intangible assets, net	1,031	960

Patents, licenses and similar rights	6,572	6,524
Less: accumulated amortization	(2,465)	(2,071)

Patents, licenses and similar rights, net	4,107	4,453

Other intangible assets	5,138	5,413

Amortization expense reported in Income from continuing operations before income taxes amounted to €212 and €228 for the three months ended June 30, 2009 and 2008, respectively and €614 and €639 for the nine months ended June 30, 2009 and 2008, respectively.
8. Debt
Notes and bonds
In the three months ended December 31, 2008, the Company increased its medium-term notes program from €5 billion as of September 30, 2008 to €10 billion. In the three months ended June 30, 2009, the medium-term notes program was increased to €15 billion. In February 2009, the Company issued €4.0 billion fixed-interest notes under the program in two tranches comprising a €2.0 billion 4.125% note due February 20, 2013 and a €2.0 billion 5.125% note due February 20, 2017. The nominal amount outstanding under the medium term note program was €8.9 billion as of June 30, 2009.
In the three months ended March 31, 2009, the Company entered into fair value hedges of fixed-rate debt obligations in relation to the €2 billion 4.125% EMTN tranche, paying a variable rate of 3 months Euribor plus 1.5890% on €1.5 billion as well as 3 months Euribor plus 1.5930% on €500 and receiving a fixed rate of 4.125%. In the three months ended June 30, 2009 the Company entered into additional fair value hedges for the €2 billion 5.125% tranche, receiving a fixed rate of 5.125% and paying a variable rate between the 3 months Euribor plus 1.685% and the 3 months Euribor plus 1.8325%. The net fair value of the related interest rate swap contracts for those €4 billion notes amounts to €(5) as of June 30, 2009. For further information on fair value hedges of fixed-rate debt obligations see Note 32 of the Company’s Consolidated Financial Statements as of September 30, 2008.
The outstanding floating rate extendible notes with a nominal and carrying amount of €500 were redeemed at face value on the first maturity date by the end of June 2009.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
9. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Net periodic benefit cost — Three months
	Three months ended			Three months ended
	June 30, 2009			June 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	112	66	46	116	71	45
Interest cost	343	213	130	308	191	117
Expected return on plan assets	(312)	(192)	(120)	(364)	(232)	(132)
Amortization of past service cost (benefit)	(1)	—	(1)	1	—	1
Loss (gain) due to settlements and curtailments	(10)	—	(10)	—	—	—

Net periodic benefit cost	132	87	45	61	30	31

Germany	87			30
U.S.	40			25
U.K.	8			1
Other	(3)			5

	Net periodic benefit cost — Nine months
	Nine months ended			Nine months ended
	June 30, 2009			June 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	334	200	134	379	229	150
Interest cost	1,029	640	389	938	574	364
Expected return on plan assets	(937)	(579)	(358)	(1,106)	(697)	(409)
Amortization of past service cost (benefit)	(3)	—	(3)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	(24)	(1)	(23)	(35)	(21)	(14)

Net periodic benefit cost	399	260	139	175	85	90

Germany	260			85
U.S.	114			78
U.K.	23			15
Other	2			(3)
Net periodic benefit cost for the three and nine months ended June 30, 2009, do not include any amounts related to discontinued operations. In the three months ended June 30, 2008, net periodic benefit costs include amounts related to discontinued operations of €6. In the nine months ended June 30, 2008, net periodic benefit cost include amounts related to discontinued operations of €(4), thereof €(43) settlement gain as a result of the disposal of the Siemens VDO Automotive (SV) pension liabilities and €39 other net periodic benefit cost of SV and Siemens enterprise networks business.
Principal pension benefits: Pension obligations and funded status
At the end of the first nine months of fiscal 2009, the combined funded status of Siemens’ principal pension plans showed an underfunding of €5.0 billion, compared to an underfunding of €2.5 billion at the end of fiscal 2008. The decline in funded status is primarily due to a decrease in the discount rate assumption at June 30, 2009, which increased Siemens’ estimated defined benefit obligation (DBO), as well as to negative effects of service and interest costs on the DBO.
The weighted-average discount rate used to determine the estimated DBO as of June 30, 2009 and 2008 as well as of September 30, 2008, is 5.7%, 6.2% and 6.2%, respectively.
Contributions made by the Company to its principal pension benefit plans during the nine months ended June 30, 2009 and 2008, were €108 and €502, respectively. During the three months ended June 30, 2009 and 2008, contributions made by the Company amounted to €38 and €52, respectively.
For information on costs related to the membership in the German pension insurance association Pensionssicherungsverein (PSV) see Note 15 Segment information.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
10. Shareholders’ equity
Treasury Stock
In the nine months ended June 30, 2009, 189 shares were re-deposited to the Company’s Treasury Stock and 4,868,193 of Treasury Shares were re-issued in connection with share-based payment plans. In the nine months ended June 30, 2008, Siemens repurchased a total of 40,787,601 shares at an average price of €80.04 per share and re-issued a total of 3,492,902 shares of Treasury Stock primarily in connection with share-based payment plans.
At the Annual Shareholders’ Meeting on January 27, 2009, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €1.60 per share. In the second quarter of fiscal 2009, €1,380 of the fiscal 2008 Siemens AG earnings were distributed to the shareholders as an ordinary dividend.
•	the Company to acquire up to 10% of its capital stock existing at the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares. The authorization became effective on March 1, 2009, and remains in force through July 26, 2010. The previous authorization, granted at the January 24, 2008 Shareholders’ Meeting terminated as of the effective date of the new resolution. The use of Treasury Stock primarily remained the same as stated in the Company’s Consolidated Financial Statements as of September 30, 2008.
•	the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue, until January 26, 2014 by up to €520.8 (nominal) through the issuance of up to 173,600 thousand shares in exchange for contributions in cash and/or in kind (Authorized Capital 2009). Authorized Capital 2004 expired in January 2009 (for further information to the Authorized Capital 2004 see Note 27 to our Consolidated Financial Statements as of September 30, 2008).
•	the Managing Board to issue bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants entitling the holders to subscribe to up to 200,000 thousand new shares of Siemens AG with no par value, representing up to €600 of capital stock (Conditional Capital 2009). The authorization will expire on January 26, 2014. The previous authorization to issue bonds with conversion rights or warrants, which was granted in January 2004, expired in January 2009.
11. Commitments and contingencies
Guarantees and other commitments
The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2009	2008
Guarantees:
HERKULES obligations	3,490	3,890
Guarantees of third-party performance	1,371	1,726
Credit guarantees	318	480
Other guarantees	2,253	3,435

	7,432	9,531

The decrease in Other guarantees relates with €1.1 billion to indemnifications for the disposition of certain businesses, which expired in the third quarter of fiscal 2009.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
12. Legal proceedings
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2008 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2008 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information – Risk Factors,” “Item 4: Information on the Company – Legal Proceedings,” and “Item 15: Controls and Procedures” of the Form 20-F. Set forth below is a description of significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F.
Public corruption proceedings
Governmental and related proceedings
On December 15, 2008, Siemens AG announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.
The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.
In Washington, DC, Siemens AG pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens AG and the three subsidiaries agreed to pay a fine of US$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens AG settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens AG from violations of the FCPA and to the disgorgement of profits in the amount of US$350 million.
The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.
Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.
In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.
As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former telecommunications or Communications Group. Siemens paid €201 in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596.
As previously reported, in August 2007, the Nuremberg-Fuerth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Program. In December 2008, the prosecutor dismissed charges against all accused.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
As previously reported, the Sao Paulo, Brazil, Public Prosecutor’s Office is conducting an investigation against Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000.
On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant financial impact from this decision. The review of the decision by the UNPD is pending.
In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Moreover, Siemens must withdraw all pending bids, including proposals for consulting contracts in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens will pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In the third quarter of fiscal 2009 the Company took a charge to Other operating expense to accrue a provision in the amount of €54.
Siemens Russia OOO may, in a separate proceeding before the World Bank Group, face up to a four year debarment from participating in Bank Group Projects which it will not contest.
As previously reported, the Norwegian anti-corruption unit Oekokrim conducted an investigation against Siemens AS Norway and two of its former employees related to payments made for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. On July 3, 2009, the court of first instance in Oslo, Norway, found the two former employees not guilty. Oekokrim stated on July 16, 2009, that the proceedings against Siemens AS have also been dismissed.
As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a “patteggiamento” (plea bargaining agreement without the recognition of any guilt or responsibility) with the Milan prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40.0 thousand and ordered to disgorge profits in the amount of €315.562 thousand and €502.370 thousand respectively. The individuals accepted suspended prison sentences. Once the sentence takes effect, the proceedings will be effectively closed.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. Additional expenses and provisions may need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the first nine months of fiscal 2009, the Company recorded an amount of €23 in Other operating income from the recovery of funds from certain such accounts.
Civil litigation
As previously reported, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens AG’s Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The stay agreement with respect to the suit was terminated in December 2008.
As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme. Siemens S.A.S France, Siemens A.S. Turkey and OSRAM Middle East FZE, Dubai are among the 93 named defendants. During the second quarter of fiscal 2009, Siemens S.A.S France and Siemens A.S. Turkey received service of process.
The Company has been approached by a competitor to discuss claims it believes it has against the Company with respect to alleged improper payments by the Company in connection with the procurement of public and private contracts. The Company has not received sufficient information to evaluate whether any basis exists for such claims.
Antitrust proceedings
As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.
As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Tech. The Company and the Competition Authority appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court based on alleged violations of law.
As previously reported, the South African Competition Commission investigated alleged antitrust violations in the market of high-voltage gas-isolated switchgear. In May 2009, the Company was notified that the Competition Commission will not pursue the prosecution of this matter.
As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
In November 2008, a claim was issued by National Grid Electricity Transmission Plc. (National Grid) in the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and various Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit. The European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay, of the proceedings pending before it, until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009 the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected.
In December 2008, the Company was informed that the Turkish Competition Authority has opened an investigation into violations of competition law in the area of medical equipment spare parts and service keys.
Other proceedings
In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils. In November 2008, the Regional Court of Nuremberg-Fürth found a former member of the Managing Board of Siemens AG guilty of criminal breach of fiduciary duty and tax evasion. The Nuremberg-Fürth prosecutor is also conducting an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.
Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. As previously reported, a dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The parties have resolved their disputes relating to Qisda Corp.’s purchase of the mobile device business. Upon joint request of the parties, the ICC issued an Award by Consent in March 2009.
As reported, the Company is member of a supplier consortium contracted by Teollisuuden Voima Oyj (TVO) for the construction of the nuclear power plant “Olkiluoto 3” in Finland. The Company’s share in the contract price payable to the supplier consortium is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. The supplier consortium announced in January 2009 that it expected the project to be delayed by 38 months in total. Since the reasons for the delay are disputed, the supplier consortium filed a request for arbitration against TVO in December 2008.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The supplier consortium has demanded an extension of the construction time and the payment of approximately €1 billion in outstanding down payments, as well as additional compensation. In its response to the request for arbitration, TVO rejected the demand for an extension of time and made counterclaims for damages relating to the delay, and interest on purportedly prematurely made down payments. Based on a delay of 38 months, TVO estimates that its total counterclaims against the supplier consortium amount to up to €1.4 billion.
On November 25, 2008, Siemens announced that the Company and the BenQ Mobile GmbH & Co. OHG Insolvency Administrator had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 after taking into account Siemens’ creditor claims. Since Siemens had made a sufficient provision for the expected settlement, the settlement will not have any material negative impact on results of operations for fiscal 2009.
In early 2009 Siemens terminated its joint venture with Areva S.A. (Areva) and entered into negotiations with Rosatom with a view to participating, as a minority shareholder, in a new partnership active in the construction of nuclear power plants. In April 2009, Areva filed an ICC arbitration against Siemens. Areva seeks an order enjoining Siemens from pursuing such negotiations with Rosatom, a declaration that Siemens is in material breach of its obligations under the shareholder agreement, a reduction of the price payable to Siemens for its shareholding in the Areva NP S.A.S. joint venture and damages in an amount to be ascertained. Siemens filed its answer in June 2009, primarily seeking a dismissal of Areva’s claims and a price increase. The arbitral tribunal has been constituted and proceedings are underway.
As previously reported, a Mexican governmental control authority had barred Siemens SA de CV Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon several appeals by Siemens Mexico, the execution of the debarment was stayed, the debarment subsequently reduced to a period of four months, and in June 2009 the Company was finally informed by the relevant administrative court that the debarment was completely annulled.
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroczlaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.
In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.
In June 2009, the Vienna prosecutor searched the offices of an employee of Siemens AG Austria in connection with alleged overpricing by a subcontractor for an IT project with the Austrian federal data center (“Bundesrechenzentrum”).
In June 2009, the Company and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.
For certain legal proceedings information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.
In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its consolidated financial position to be materially affected by the additional legal matters discussed in this paragraph.
13. Share-based payments
Share-based payment plans at Siemens, including the share matching program and its underlying plans as well as the jubilee program, which were introduced in fiscal 2009, are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in Net income in the three months ended June 30, 2009 and 2008 amounted to €23 and €16, respectively, and for the nine months ended June 30, 2009 and 2008 to €190 and €76, respectively.
For further information on Siemens’ share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2008.
Stock awards
In the nine months ended June 30, 2009, the Company granted 1,992,392 stock awards: 1,740,063 awards were granted to 4,156 employees and 252,329 awards were granted to members of the Managing Board. Details on stock award activity and weighted average grant-date fair value for the nine months ended June 30, 2009 are:

	Stock Awards
		Weighted Average Grant-
		Date Fair
	Awards	Value
Outstanding, beginning of the period	3,489,768	€67.56
Granted	1,992,392	€37.65
Vested	(881,097)	€55.63
Forfeited	(131,353)	€45.15

Outstanding, end of period	4,469,710	€57.24

Fair value was determined as the market price of Siemens shares less the present value of expected dividends as stock awards do not carry dividend rights during the vesting period, which resulted in a fair value of €37.65 and €97.94 per stock award granted in November 2008 and 2007, respectively. Total fair value of stock awards granted in the nine months ended June 30, 2009 and 2008, amounted to €75 and €72, respectively.
Stock Option Plans
Details on option activity and weighted average exercise prices for the nine months ended June 30, 2009 are:

	Stock Options
	Nine months ended June 30, 2009
			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	intrinsic value
	Options	Exercise Price	Term (years)	(in millions of €)
Outstanding, beginning of the period	5,097,083	€73.60
Options exercised	—	—
Options forfeited	2,436,406	€73.28

Outstanding, end of period	2,660,677	€73.89	1.0	—

Exercisable, end of period	2,660,677	€73.89	1.0	—

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Share Matching Program and its underlying plans:
a) Base Share Program
In the first quarter of fiscal 2009, Siemens replaced its previous employee share purchase program by the Base Share Program. Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies may purchase a limited number of Siemens shares at a preferential price once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are issued in the second quarter of the fiscal year. The Base Share Program is measured at fair value at grant-date. In the nine months ended June 30, 2009, the Company incurred pre-tax expense of €42, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share. In the nine months ended June 30, 2008, under the previous employee share purchase program, the Company incurred pre-tax compensation expense of €27, based on a preferential price of €69.19 per share, and a grant-date fair value of €37.20, per share. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan.
b) Share Matching Plan
In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan to members of the Managing Board and to employees of Siemens AG and Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may order the investment shares, which are issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued.
Investment Shares are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39, based on the number of instruments granted.
c) Resulting Matching Shares
As of the grant-date, shares purchased through the programs as described above at a) and b) resulted in 1,324,637 matching shares of which 25,962 relate to the Managing Board. In the nine months ended June 30, 2009, 42,917 matching shares forfeited, resulting in a June 30, 2009 ending balance of 1,281,720 non-vested matching shares.
Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. Depending on the grant date being either November 30, 2008 or December 17, 2008, the fair values of the granted instruments amounted to €20.32 and €21.34 per share. In the nine months ended June 30, 2009, the weighted average grant-date fair value of the resulting matching shares is €21.29 per share, based on the number of instruments granted. Total fair value of matching shares granted in the nine months ended June 30, 2009 and 2008, amounts to €28 and €—, respectively.
Jubilee Share Program
In the nine months ended June 30, 2009, Siemens changed its jubilee benefit program, which applies to certain Siemens companies, from cash to share-based compensation including amounts under the previous program. Under the share-based jubilee program, eligible employees are granted a certain number of shares after having been (continuously) employed with the Company for 25 and 40 years (vesting period), respectively. Settlement of the jubilee grants is in shares only. The share awards are measured at fair value considering biometrical factors.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The fair value was determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the years of service until the jubilee date as share awards do not carry dividend rights during the vesting period. The weighted average fair value of each share award granted under the jubilee share program for the 25th and the 40th jubilee is €24.47 and €19.18, respectively, based on the number of instruments granted. In the nine months ended June 30, 2009, 4.7 million jubilee shares were granted.
14. Earnings per share

	Three months ended		Nine months ended
	June 30,		June 30,
(shares in thousands)	2009	2008	2009	2008
Income from continuing operations	1,224	1,475	3,439	3,118
Less: Portion attributable to minority interest	(57)	(44)	(135)	(111)

Income from continuing operations attributable to shareholders of Siemens AG	1,167	1,431	3,304	3,007
Weighted average shares outstanding—basic	866,426	888,154	864,282	902,856
Effect of dilutive share-based payment	6,789	2,100	6,121	3,221

Weighted average shares outstanding—diluted	873,215	890,254	870,403	906,077
Basic earnings per share (from continuing operations)	1.35	1.61	3.82	3.33
Diluted earnings per share (from continuing operations)	1.34	1.61	3.80	3.32
15. Segment information
Segment information is presented for continuing operations. Accordingly, current and prior period segment information excludes discontinued operations. Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purpose. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2008.
Reconciliation to Consolidated Financial Statements
Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:
Other Operations primarily refers to operating activities not associated with a Siemens segment and certain net assets acquired recently as part of acquisitions for which the allocation to the cash generating units and segments are not yet finalized. Siemens determined a course of action for each of the activities within Other Operations and began executing corresponding measures. Alternatives under this transformation program include integration into Siemens segments, divestment, joint venture or closure.
Siemens Real Estate (SRE), which no longer operates as a segment, owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE started to bundle additional real estate in the three months ended June 30, 2009.
Corporate items and pensions include corporate charges such as personnel costs, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Other Operations.
Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Other Operations (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Measurement — Segments
Accounting policies for Segment Information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2008, except as discussed below. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:
Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance, e.g. certain charges for legal and regulatory matters or restructuring. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.
Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level.
Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions.
Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the reporting structure of the segments.
The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Other Operations or have a corporate or central character.
Profit of the segment SFS:
Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.
Asset measurement principles:
Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Balance Sheet, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Balance Sheet is presented below.
New orders:
New orders are determined principally as estimated revenue of accepted customer purchase orders plus or minus order value changes and adjustments, excluding letters of intent.
Free cash flow definition:
Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Amortization, depreciation and impairments:
Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment as well as amortization and impairments of intangible assets other than goodwill and other than impairment of non-current available-for-sale financial assets and investments accounted for using the equity method.
Measurement – Other Operations and SRE
Other Operations follows the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.
Reconciliation to Siemens’ Consolidated Financial Statements
The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Balance Sheets:

	Reconciliation to consolidated assets
	June 30,	September 30,
	2009	2008
Assets of Sectors	27,667	26,093
Assets of Equity Investments	5,545	5,587
Assets of Cross-Sector Businesses	11,923	11,569

Total Segment Assets	45,135	43,249

Reconciliation:
Assets Other Operations	(788)	(1,468)
Assets SRE	3,956	3,489
Assets of Corporate items and pensions	(7,753)	(6,483)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intra-group financing receivables and investments	25,664	27,441
Tax-related assets	3,011	2,734
Liability-based adjustments:
Pension plans and similar commitments	6,803	4,361
Liabilities	37,178	42,415
Assets classified as held for disposal and associated liabilities.	(1)	17
Eliminations, Corporate Treasury, other items	(16,293)	(21,292)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	56,362	55,676

Total Assets in Siemens’ Consolidated Balance Sheets	96,912	94,463

In the nine months ended June 30, 2009 and 2008, Corporate items and pensions in the column Profit in the Segment Information includes €(856) and €(1,152), respectively, related to corporate items, as well as €(258) and €52, respectively, related to pensions.
Pensions in the nine months ended June 30, 2009 includes €(70) related to our mandatory membership in the German pension insurance association Pensionssicherungsverein (PSV). Increased insurance costs are primarily caused by a large number of insolvencies of other PSV members. The accrued amount is based on a projected annual rate of 1.6 percent as stated by the PSV.
In the nine months ended June 30, 2009 and 2008, Corporate items include fees amounting to €(90) and €(347), respectively, for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
Corporate items, in the nine months ended June 30, 2009, comprise net expenses of €66, which includes new termination benefits incurred in fiscal 2009 under the SG&A program and other ongoing personnel-related restructuring measures. It also includes a gain, incurred in the second quarter of fiscal 2009, attributable to the reversal of termination benefits recognized as of September 30, 2008 for the German part of SG&A and related programs which is due to a change in estimate on the respective program measures, i.e. more intensive use of the early retirement arrangements as compared to severance payments in conjunction with transfer companies.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

	Reconciliation to consolidated amount
					Additions to
			Net cash provided		intangible assets
			by (used in)		and property, plant		Amortization,
	Free cash flow		operating activities		and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments
	Nine months ended		Nine months ended		Nine months ended		Nine months ended
	June 30,		June 30,		June 30,		June 30,
	2009	2008	2009	2008	2009	2008	2009	2008
Segment Information - based on continuing operations	628	2,953	2,554	5,083	(1,926)	(2,130)	2,073	2,024
Discontinued operations	(109)	(815)	(109)	(667)	—	(148)	—	56
Impairment*	—	—	—	—	—	—	(17)	95

Siemens Consolidated Statements of Cash Flow	519	2,138	2,445	4,416	(1,926)	(2,278)	2,056	2,175

*	Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method, net of reversals of impairment – continuing operations.
In the nine months ended June 30, 2009, Amortization, depreciation and impairments as well as the income statement line item income from investments accounted for under the equity method, net includes income of €51 related to the reversal of a previously recognized impairment of an investment.
16. Related party transactions
Joint ventures and associates
The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms. Principal joint ventures and associates of the Company as of June 30, 2009 are Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH and Areva NP S.A.S.
In the nine months ended June 30, 2009 sales of goods and services and other income from transactions with related parties amounted to €955 whereas purchases of goods and services and other expense from transactions with related parties amounted to €331. As of June 30, 2009, receivables from related parties were €165 and liabilities to related parties were €52. In addition as of June 30, 2009, loans given to related parties amounted to €601, including a previously reported shareholder loan to NSN. During the three months ended March 31, 2009 the maturity of this shareholder loan was expanded to 2013. In the normal course of business the Company regularly reviews loans and receivables associated with related parties, including NSN. In the nine months ended June 30, 2009 this review resulted in valuation allowances totaling €38.
As of June 30, 2009, the Herkules obligations amounted to €3,490. For information regarding the Herkules obligations see Note 11 Commitments and contingencies as well as for additional information on the Herkules obligations, see Note 29 Commitments and contingencies to the Company’s Consolidated Financial Statements as of September 30, 2008.
For information regarding the funding of our principal pension plans refer to Note 9 Pension plans and similar commitments.
Related individuals
In the first nine months ended June 30, 2009, no major transactions took place between the Company and members of the Managing Board and the Supervisory Board.
Some of the members of the Company’s Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and service on arm’s length terms.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Supervisory Board member and remuneration changes
Effective as of the conclusion of the Annual Shareholders’ Meeting on January 27, 2009, Mr. Ralf Heckmann left the Supervisory Board. In his place, Mr. Hans-Jürgen Hartung was appointed by court resolution as new member of the Supervisory Board. Effective April 1, 2009, Sibylle Wankel is a substitute member of the Supervisory Board, succeeding Heinz Hawreliuk, who left the Supervisory Board.
Regarding the components of the Supervisory Board remuneration see Siemens’ Annual Report for the fiscal year ended September 30, 2008. A resolution was passed at the Annual Shareholders’ Meeting on January 27, 2009, to increase the variable compensation components of the Supervisory Board members as of October 1, 2008; the fixed compensation component remains unchanged. The revised long-term compensation component is now €250 for each 1 cent by which the average earnings per share as disclosed in the Consolidated Financial Statements for the three previous fiscal years exceed the amount of €2.00 (minimum amount). The minimum amount is increased annually by 10% beginning with the fiscal year starting on October 1, 2009. Payments will be made annually. The Chairman of the Supervisory Board receives triple, and each Deputy Chairman 1.5 times the amounts of the fixed, short- and long-term compensation of an ordinary member. Members of the Audit Committee and the Chairman’s Committee receive an additional one-half; their chairmen an additional full rate, members of the Compliance Committee and the Finance and Investment Committee receive an additional one-forth, their chairmen an additional one-half of the fixed, short- and long-term compensation of an ordinary member. In addition, Euro thousand attendance fee will be paid to each member for each meeting of the Supervisory Board and its committees they attend. Total remuneration of the chairman of the Supervisory Board shall not exceed four times the amounts of the fixed, short- and long-term compensation of an ordinary member. If a Supervisory Board member fails to attend a meeting, one-third of total remuneration is reduced by the percentage of meetings the member has not attended compared to the total number of meetings held in the fiscal year. The members of the Supervisory Board are reimbursed for expenses incurred and for sales taxes to be paid on their remuneration. In addition, Supervisory Board members will be included in an insurance policy maintained by the Company that will provide reasonable coverage for personal liability for financial loss associated with supervisory or management functions. Premiums for this insurance policy will be paid by Siemens.
Managing Board changes
Effective November 17, 2008, Ms. Barbara Kux was appointed as member of the Managing Board of Siemens AG. Mr. Jim Reid-Anderson resigned from the Managing Board of Siemens AG effective November 30, 2008.

Review Report
To Siemens Aktiengesellschaft, Berlin and Munich
We have reviewed the condensed interim consolidated financial statements comprising the consolidated balance sheets, the consolidated statements of income, consolidated statements of income and expense recognized in equity, consolidated statements of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2008 to June 30, 2009 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.
We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW — Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review on Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.
Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.
Munich, August 3, 2009
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Pfitzer	Krämmer
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2009			Fiscal year 2008
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	18,348	18,955	19,634	21,651	19,182	18,094	18,400
Income from continuing operations
(in millions of €)	1,224	955	1,260	(1,259)	1,475	565	1,078
Net income (in millions of €)	1,317	1,013	1,230	(2,420)	1,419	412	6,475
Free cash flow (in millions of €)(1) (2)	1,064	1,138	(1,574)	2,786	1,547	1,623	(217)

Key capital market data

Basic earnings per share(1)	1.35	1.05	1.43	(1.51)	1.61	0.59	1.14
Diluted earnings per share(1)	1.34	1.04	1.42	(1.51)	1.61	0.59	1.13

Siemens stock price (3)
High	54.99	56.19	63.73	79.38	77.10	107.29	108.86
Low	42.97	38.36	35.52	64.91	67.90	66.42	89.75
Period-end	49.16	43.01	52.68	65.75	70.52	68.65	108.86
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX ® index	(3.42)	(0.46)	(2.37)	2.39	4.51	(16.74)	10.28
Compared to Dow Jones STOXX® index	(4.51)	(5.14)	2.24	4.33	6.51	(20.14)	16.10

Number of shares issued (in millions)	914	914	914	914	914	914	914

Market capitalization (in millions of €)(4)	42,593	37,265	45,434	56,647	61,840	61,399	99,452

Credit rating of long-term debt
Standard & Poor’s	A+ (5)	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	A1	A1	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

(5)	Changed from AA- to A+ on June 5, 2009.

Siemens financial calendar*

Annual Press Conference	Dec. 3, 2009
Annual Shareholders’ Meeting for fiscal 2009	Jan. 26, 2010

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet            www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2009 by Siemens AG, Berlin and Munich

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 4, 2009	/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling